U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 10-SB

AMENDMENT NO. 5 TO GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

AMERISTAR NETWORK, INC.
(Name of Small Business Issuer in its charter)

                Delaware                               84-1370942
------------------------------------------      --------------------------
  (State or other jurisdiction of                   I.R.S. Employer
   incorporation or organization)                   Identification No.

  321 North Mall Dr.
  St. George, UT                                        84790
  ----------------------------------------      ---------------------------
  (Address of principal executive offices)            (Zip Code)

  Issuer's telephone number, including area code 435-656-3677
                                                 -------------
  Securities to be registered under Section 12(g) of the Act:

 Title of each class                        Name of each exchange on which
 to be so registered                        each such class is to be registered

 None                                                    N/A
 -------------------                       -----------------------------------

                       Common Stock, $.001 par value
                       -----------------------------
                              (Title of class)








  KENNETH G. EADE
  Attorney at Law
  827 State Street, Suite 26
  Santa Barbara, CA 93101
  805-560-9828 Fax: 805-560-3608

  December 6, 1999

  United States Securities and Exchange Commission
  Division of Corporate Finance
  Washington, D.C. 20549
  Attn: Jonathan Ingram

  Re: AmeriStar Network, Inc.
      Amendment No. 5 to Registration on Form 10-SB
      File No. 0-26157
      Filed October 14, 1999

Dear Mr. Ingram:

     Enclosed herewith is registrant AmeriStar Network, Inc.'s ("AmeriStar" or the "Company") amendment number 5 to its Form 10-SB filed May 21, 1999. This amended filing contains responses to your comments dated August 6, 1999, and are numbered so as to address the same numbered comment.

     1. Regulation 502(a) provides a five part test to determine if offers and sales made more than six months before the start of a Regulation D offering or made more than six months after completion of a Regulation D offering should be integrated with the Regulation D offering and considered to be part of the same offering. It is the position of the company that the several Section 4(2) private placements of restricted Company common stock made before and after the Regulation D Rule 504 exempt offering of non restricted company common stock should not be integrated. The five part test, as applied to these issuances, is as follows:

     A. Whether the sales are part of a single plan of financing: The Rule 504 offering commenced on June 1, 1997 and closed in September, 1998. The Company sold securities in another 504 offering from December, 1998 through April 6, 1999. The plan of financing regarding the sales of securities pursuant to Rule 504 was to provide $762,500 in working capital for the Company, and to issue stock in exchange for services performed for the Company by unaffiliated third parties. The issuance pursuant to Section 4(2) on March 9, 1998 to David Werner was not to raise capital for the Company or for services. They were issued in connection with the acquisition of Mortgage Internet Technologies, Inc. The shares issued pursuant to Section 4(2) on March 9, 1998 to O. Russell Crandall were not to raise capital or to pay for services to any third parties. They were issued to an affiliate of the Company in exchange for past and future services.

     B.  Whether the sales involve issuance of the same class of securities:
The sales made in reliance on Rule 504 involved the issuance of non-restricted (free trading) shares. The sales made to Section 4(2) involved the issuance of restricted common shares. They were both the same class of common stock, but the election 4(2) stock was restricted and legended and cannot be resold without compliance with Rule 144.

     C. Whether the sales were made at or about the same time: The issuances of stock during the time the 504 shares were issued were technically made contemporaneously, but separated as to time conceptually because, although the 504 offerings encompassed a long period of time, and the private placements of section 4(2) stock occurred during that time, the private placements were isolated placements to cover specific acquisitions and compensation of an officer/director.

     D. Whether the same type of consideration is being received: The section 4(2) shares were made at a different price than the 504 sales. The 504 sales were made in exchange for cash and services which has a cash value. The section 4(2) sales were made in exchange for acquisitions of subsidiaries and officer/director compensation.

     E. Whether the sales were made for the same general purpose: All sales of 504 stock were to produce capital and pay for services rendered by non-affiliates. All section 4(2) sales were made to acquire subsidiaries and to compensate an affiliate officer/director.

     2. The issuance of stock pursuant to Section 4(2) on April 16, 1999, of 5,500,000 restricted shares was not to provide capital to the Company or to pay for services rendered the Company by any third parties. The shares were issued to acquire the Company's wholly owned subsidiary, CVS Technologies, Inc. The issuance of restricted common stock pursuant to Section 4(2) on April 25, 1999 was not to provide capital to the Company or to pay for services rendered the Company by any third parties. It was to acquire the issued and outstanding stock of AmeriStar Mortgage, Inc. Both of these issuances were to acquire subsidiaries. The stock was restricted, not free trading, and was not for the same purpose as the 504 offering and the consideration received was completely different. Further, the stock was issued for the subsidiaries after the 504 offering had closed. Therefore, it was at an altogether different time than the 504 offering. With regard to the shares issued to Norwood and RE Investments, the 1,150,000 shares of stock issued to them was issued pursuant to the exemption from registration contained within Section 4(2) of the Securities Act of 1933, was issued in conjunction with the acquisition of the stock of the subsidiaries, and not as a part of a capital raising plan. The shares were issued at a different time than the Rule 504 shares, and for different consideration.

     3. The officers' fees have been disclosed in the Business, MD&A and Executive Compensation sections. With regard to the $400 transaction fee, you are confusing the business of AmeriStar Network, Inc., which makes a $400 transaction fee from each loan generated from the AmeriTrac System, which is strictly Internet business, and AmeriStar Mortgage, Inc., which is a mortgage broker who is not involved in the Internet business of AmeriStar Network, Inc. There is no 60% split of AmeriStar Network's transaction fees, and the business of each company has been separately identified so as not to cause this type of confusion. To make this even more clear, the disclosure has been reworded to:
"AmeriStar Mortgage, Inc. officers receive a commission of 60% of all earned premiums on loans closed by AmeriStar Mortgage, Inc. They do not receive any fees from the transaction fees generated by the parent Company, AmeriStar Network, Inc."

     4. In accordance with prior comment 18, and your request to clarify the second to last sentence in "Description of Technology-The Virtual Lender," the last two sentences have been rewritten into one short sentence, as follows, eliminating the verbosity and possible confusion created by the second to last sentence: "The completion of the transaction was announced in May 1999 by the Board of Directors of both corporations, but was subsequently canceled by MIT in accordance with the terms of the acquisition agreement."

     5. We have corrected our amendment, which was in error due to a world processing, "cut & paste" error. Norwood Enterprises received 150,000 shares of AmeriStar Mortgage as a result of the acquisition agreement, and it split that 150,000 shares with RE Investments, Inc., which ultimately received 75,000 shares. The shares were issued directly to RE Investments, Inc. per the instructions of Norwood Enterprises.

     6. Norwood did bring AmeriStar Network and CVS together for the acquisition agreement. The disclosure has been revised, as follows: "Norwood Enterprises, an unrelated company whose management is also unrelated to the company and management of the company, was the party who brought AmeriStar Network, Inc. and CVS together for the acquisition agreement, as can be seen from paragraph 3.6 of the acquisition agreement."

     7. Leslie Avery is the Secretary of the Company, but she devotes her part time efforts to CVS. Messrs. Herbert and Tew are also officers of the Company, but devote their efforts to CVS and AmeriStar Mortgage, respectively. Therefore, the disclosure under "Employees" has been revised as follows: "The Company presently employs four employees, the President and founder of the Company, who devotes his full time efforts to the Company; two Vice Presidents, who devote their part time efforts to the Company, and one Secretary, who devotes her part time efforts to CVS. AmeriStar Mortgage, Inc. employs one employee, David Tew, the President, who devotes 100% of his full time efforts to AMI. CVS Technologies, Inc. has one employee at this time, Mr. Michael Avery, who works part time. O. Russell Crandall devotes 100% of his time to the Company. Leslie Avery is the Secretary of the Company and of CVS. She devotes part time to CVS."

     8. The response to your prior comment 26 has been included in the MD&A section.

     9.  The revenue to date has been added to the MD&A.

     10. AmeriStar rents its offices in North Carolina from David Tew and his brother, Kenneth D. Tew, on a month to month basis, for no rent at the present time.

     11. The Company does not know the relationship between Norwood and RE Investments. All the Company knows is that Norwood split its fees with RE Investments, due to some type of agreement between the two of them. A recent check of the shareholder's list shows that both Norwood's and RE Investments' holdings are below 5%. Therefore, the beneficial ownership has note been revised, as to do so would render it inaccurate. Item 403 of Regulation SB does not require that the names and addresses of owners of less than 5% of the outstanding securities be set forth in the beneficial ownership table. The only principal of Norwood which the Company is aware of is Francis Brownsing, and the only principal the Company is aware of for RE Investments, Inc. is Howell
B. Williams III. Norwood's address is 3030 West 10 Street, Indianapolis, Indiana 46222, and Re Investments' address is Route 1, Box 199, Elloree, South Carolina 29047.

     12. David Tew is the Vice President and Director of the Company, and the President and Director of AmeriStar Mortgage, Inc. Note 6 to the beneficial ownership table is correct. Item 5 has been revised to reconcile the listing of his position with the Company and AmeriStar Mortgage, Inc. with Note 6 to the beneficial ownership table and his biography under Item 5.

     13. The information required by Item 701 has been supplied for Norwood and RE Investments.

     14. The independent evaluation performed by the Company was the examination of financial documents which were attached to the questionnaire, which showed the Company that the investor had accredited status.

     15. There were two issuances of stock on March 26, 1997. The 95,000 shares to the Company's counsel was to a sophisticated investor. The text has been reconciled. The 330,000 shares were issued to an accredited investor, and the basis for the Company's good faith belief in the investor's accreditation is set forth.

     16. The text has been corrected. The reason why the individuals in the CVS and AmeriStar Mortgage transactions were given a copy of the Regulation D Rule 504 offering circular as well as a copy of the Company's 15c-211 Information Statement and updated financial statements, was to complete their due diligence requests that all corporate information be supplied to them, in contemplation of the acquisition of their stock in the subsidiaries.

     17. AmeriStar's Rule 504 sales occurred at different prices. You have been provided copies of the Form D's filed by the Company. The first Rule 504 offering was required to be closed when the Company's market maker filed its Form 211 with the NASD. Subsequent Rule 504 offerings did not offer purchase warrants and, consequently, offered shares of Company common stock at lower prices. The discussion has been revised.

     18.  The typographical error has been corrected.

     19. The noncash transactions recorded on the statement of cash flows (i.e. acquisition flows have been removed.

     20.  The first paragraph of the report has been corrected.

     21.  The figures have been reconciled.

     22. The Form 10QSB is in the process of being filed and will be filed with a Notification of Late Filing by the time you have completed your review of this amendment.

     23. The two sentences in the going concern paragraph of the report have been reinstated, and Note 12 has been labeled as "unaudited."

     24.  Note 12 has been labeled as unaudited.

     25. The last five sentences in the second paragraph have been realigned to present a separate paragraph and the second through fifth sentences have been removed.

     26.  The captions have been so revised.

     The fact that the Securities and Exchange Commission seems to have an unlimited stream of comments to this filing, no matter what lengths the Company goes to provide you with the detail you are requesting, and is concentrating on the alignment of paragraphs and superfluous details which do not render the document inaccurate or misleading leads me to believe that the SEC has no intention of completing its review on this form 10, and that it will languish in review until the filing of our 10KSB is due, all for the simple reason that this Company was quoted on the NASD OTCBB. Please let me remind you that this Company was a recent addition to the OTC BB when it was placed on the eligibility list, and that the Company filed its form 10 within the first month of the announcement of the new rules. Please kindly address any other concerns in a request for supplemental information. Thank you for your cooperation in this matter.

  Very truly yours,

  /S/ Kenneth G. Eade
      KENNETH G. EADE
  cc: O. Russell Crandall

 Item 1.                    DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

AmeriStar Network, Inc. (the "Company"), a Delaware Corporation, was incorporated on September 23, 1996. The Company is engaged in the business of developing its proprietary Internet system, AmeriTrac, for loan processing, loan approval, and loan delivery of mortgage loans. The Company is filing this Form 10SB on a voluntary basis. The reasons for the filing are to fulfill the Company's promise to investors as embodied in its Rule 504 offering, to file this Form 10-SB so as to become a reporting company in compliance with new NASD rules and to reestablish quotation of its securities on the NASD OTC Bulletin Board. There is no assurance that these goals will be achieved.

AmeriStar is still a development stage corporation. Its current operations are limited to the holding of its subsidiaries, which each operate independently, the holding of its rights to the Wholesale Lender Center located within the Business Development Center of the Virtual Lender System and the implementation of the AmeriTrac Wholesale Lending System which is not yet fully operational but which the company expects to be fully operational in October 1999.

AmeriStar has been in the development stage since its inception in 1996. Its activities in the past three years have been limited to obtaining equity financing for the implementation of its business plan, the acquisition of CVS Technologies and AmeriStar Mortgage in 1999, the failed acquisition attempts to acquire Mortgage Internet Technologies, Inc. (MIT) and Government Micro Resources (GMR)in 1999, and the obtaining of the below described license of software technology from MIT described below. It developed its business plan in 1996. In 1997, it conducted a private placement of its stock, which it closed upon the filing of a form 211 under Rule 15c-211 to obtain a quotation on the NASD OTC Bulletin Board. It was dropped from quotation on the NASD OTC Bulletin Board in August, 1999, and applied for and was granted a quotation on the National Quotation Bureau's "pink sheets." There have been no reorganizations in the past three years. There have been changes in the Board of Directors pursuant to duly held elections by shareholders, and changes in officers pursuant to duly held elections by the Board of Directors. The president and C.E.O. has been and continues to be since inception, O.Russell Crandall, the founder of the company and creator of its business plan.

The Company has two recently acquired subsidiaries; AmeriStar Mortgage, Inc. is a Delaware corporation engaged in the business of origination of non-bank mortgage loans, principally in the commercial arena, including SBA guaranteed loans, and CVS Technologies, Inc., engaged in the business of development of a Server 98 compliant 4 digit real time clock (RTC), designed exclusively for servers. This RTC is in the form of a card which can be installed by the user, into an available card slot on the personal computer. Most Compaq, Dell, IBM and all clone AT servers manufactured before this year currently use non-Y2K compliant 2 digit RTC clocks. The Company was introduced to AmeriStar Mortgage by a consultant familiar with both companies. The steps leading to the acquisition of CVS were that CVS had licensed the exclusive use of its technology to the Company for the mortgage lending industry. The reasons for
the acquisition of AmeriStar Mortgage were simply that the company   felt that
AmeriStar Mortgage was a compatible business. The reason for the acquisition of CVS Technology was that the Company felt that, even though CVS was not in the mortgage lending business, its business was computer related and the Company believed that the CVS Intelligent Y2K card was a viable product. The Company calculated the exchange as a result of negotiations with each acquisition target at a rate of 90% of the market value of the Company's stock at the time of the acquisition. A fairness opinion was not obtained for either transaction, and the negotiations were held on an arms length basis. The assets acquired by the Company from AmeriStar Mortgage were its goodwill.

CVS Technologies and AmeriStar Mortgage, Inc. are wholly owned subsidiaries of the company. They will operate independently and each have their own management, but to the extent they generate sufficient income to pay all of their expenses and generate a profit, that profit will flow to the company, which is ultimately responsible for the administration of the finances of AmeriStar Network, Inc. and all of its subsidiaries. CVS and AmeriStar Mortgage operate independently from the company because they each have a different business from the business of the company and because the terms of the acquisition agreement provide for them to remain independent. This means that the day to day operations of each subsidiary is governed by each subsidiary's own management. The company is engaged in the business of each of its subsidiaries through each subsidiary. Technically, it functions as a holding company, but is not a mere holder of securities of the two subsidiaries; it is actively involved in the setting of policies, goals, monitoring of progress and financial accounting of each of its subsidiaries.

    AmeriStar's business is not dependent upon one or a few major customers. Its customer base is over 300 and the Company expects it to expand as more customers access the Virtual Lender system. However, there can be no assurance that the customer base will expand to satisfy the company's expectations. CVS already has orders for its Y2K card, and the company believes a substantial potential demand for more orders exists. CVS will not be able to fill any orders and, therefore, has no customers until such time as the it obtains patent pending status for its Y2K card. CVS has hired a patent attorney to file an application for patent with the U.S. Patent Office, when the application is filed, CVS expects to receive patent pending status for its product.. There can be no assurance that patent pending status will be achieved, however, until such time as the U.S. Patent Office confirms that there is a patent pending. The CVS Y2K card is a permanent Year 2000 fix for servers; not a temporary fix as most of the competitor's downloadable products are. See the detailed discussion on the CVS Y2K card. AmeriStar Mortgage's business is that of a mortgage broker specializing in commercial lending, such as retail centers, office complexes and the like. It is not dependent on one or a few major customers, and its success depends on the variety of loans it
writes for a variety of customers.     Government approval is not necessary for
AmeriStar's, AmeriStar Mortgage's or CVS' business, and government regulations have no or only a negligible effect on their respective businesses.

Neither the Company nor any of its subsidiaries have booked any significant research and development costs and therefore do not expect to pass any of those costs to customers. AmeriStar Mortgage has no product development and AmeriStar Network and CVS' research and development costs were borne by the principals of the respective companies who were compensated for these costs indirectly by an equity position in the Company.

The Company's mailing address is 321 North Mall Drive, Bldg. K, St. George, Utah 84790. The telephone number of its principal executive office is (435) 656-3677 and (800) 810-7687.

IN GENERAL - THE COMPANY

The Company has an exclusive license with Mortgage Internet Technologies, Inc.
(MIT), to utilize the Virtual Lender (tm), a system developed by MIT, which allows a mortgage broker to build a website and connect with lenders for available programs, and interest rates and, when the AmeriTrac system is implemented, will allow the broker to lock in interest rates. The Company equips mortgage brokers who subscribe to with a encrypted password protected Internet site, which features underwriters and lenders, and the ability to pre-qualify potential home buyers, which is essential to the "point of sale" origination of mortgage loans. This Internet system provides mortgage loan professionals and the real estate sales associate with the tools and training necessary to start the loan application using the propriety Internet system.

The Company holds the exclusive license to all of the wholesale lending business which will be done through the Wholesale Lender Center located within the Business Development Center of the Virtual Lender System operated by Mortgage Internet Technologies, Inc. All of the technology for the Virtual Lender System has been developed to accommodate the AmeriTrac Wholesale Lender system.

Until the implementation of the AmeriTrac Wholesale Lender System, loans are not yet being processed within the Business Development Center. Now, when a mortgage broker using the Virtual Lender accesses the Business Development Center (BDC), a mortgage broker is able to change web site content, e mail his or her own customers in his or her real estate professional base, obtain information about available interest rates, copy information off the Internet for dissemination to his or her customers, and obtain notification of pending mortgage applications received over the Internet. When the AmeriTrac Wholesale Lender System is fully operational within the Business Development Center, a mortgage broker or loan officer will be able to obtain live interest rates, lock in a rate, submit applications to the wholesale lenders within the system and actually close a loan. The Company will earn a $400 transaction fee for every loan closed. Until the final implementation of the AmeriTrac Wholesale Lending System, loans will not be closed within the Business Development Center and no transaction fees will be realized. The AmeriTrac Wholesale Lending System cannot yet be implemented until some modifications are made in the Virtual Lender software to accommodate and implement the AmeriTrac Wholesale Lending System, which are expected to take two to three weeks of internal programming. Mortgage Internet Technologies, Inc. (MIT) is responsible to complete this programming at no additional cost to the company. The company does not anticipate that MIT will not be able to make these modifications in its programming to accommodate the AmeriTrac Wholesale Lending System, but there are always risks of delay in implementation due to unforseen circumstances, so there can be no assurance that the AmeriTrac Wholesale Lending System will be fully operational by its target goal date of the end of October, 1999.

The Virtual Lender is a product of Mortgage Internet Technologies, Inc. Within the system, authorized users access their password protected Business Development Center (BDC) through the MIT website. In the BDC they are notified of loan applications from the Internet. The Wholesale Lender Center is located within the BDC. When the AmeriTrac Wholesale Lender is implemented, the Wholesale Lender Center will be fully operational and the user will be able to access lender rates and obtain details of loan programs, select a lender, and lock a rate of interest. The AmeriTrac Wholesale Lending System is scheduled to be implemented by the end of October, 1999, but there can be no assurance that the company will be able to achieve implementation by that target date. When the AmeriTrac Wholesale Lending System is implemented, the mortgage broker or loan officer will be able to "lock in" interest rates with a wholesale lender and complete the loan process via the Internet, and send a complete processed loan to the lender on the AmeriTrac System. The Company's software purchase Agreement with Mortgage Internet Technologies (MIT) obligates MIT to provide the AmeriTrac Wholesale Lending System with the necessary technologies. MIT has supplied all of the technology required, but the AmeriTrac Wholesale Lending System cannot yet be implemented until some modifications are made in the Virtual Lender software to accommodate and implement the AmeriTrac System, which are expected to take two to three weeks of internal programming. Mortgage Internet Technologies, Inc. (MIT) is responsible to complete this program at no cost to the company. (See Description of Technology). The users of the Virtual Lender will be the only users of the AmeriTrac Wholesale Lender System, who will be able to submit applications and close loans through the system. Wholesale Lenders will pay a flat transaction fee of $400 for each loan closed and funded through the system.

This System will enable mortgage brokers and eventually real estate sales associates to prepare and submit loan applications for clients. The concept of "point of sale" loan origination has been promoted and supported by the National Association of Realtors for several years. The management of the Company believes that real estate sales associates continue to play a critical role in helping their clients obtain a home loan. New amendments to Regulation X, implementing the Real Estate Settlement Procedures Act of 1974 ("RESPA"), by the Department of Housing and Urban Development became effective in recent years. These new regulations allow for the payment for services rendered in the origination of a federally regulated mortgage loan. (Source: HUD Regulation X). Real Estate sales associates will be able to submit loan applications through the AmeriTrac Wholesale Lender System once the system has been fully implemented.

THE SERVICES - IN GENERAL

The residential mortgage industry accounts for annual transactions of approximately one trillion dollars in the United States. The National Association of Realtors reports that membership in the residential mortgage industry is approximately one million. The mortgage lending industry is extremely competitive with a significant portion of the market share being controlled by relatively few participants. This dominance of large national mortgage companies is the reason that there is a need for smaller mortgage brokers to participate in the real estate transaction at the time of the actual sale. This is referred to as the "point of sale" real estate transaction. The technology allows the real estate sales associate to participate in the process without extensive mortgage training or experience.

The AmeriTrac system enables the real estate sales associate to participate in the point of sale application process and be compensated for it. This is accomplished by utilization of the Company's loan origination Internet system, mortgage loan sourcing, advertising, support services, and the nationwide network of mortgage brokers which the Company has acquired through its ownership of the Wholesale Lender Center located within the Virtual Lender System. The Virtual Lender is in use by over 300 mortgage brokers and mortgage originators who have purchased the Virtual Lender in 39 states.

The Company markets its proprietary Internet and Internet software technologies to the mortgage broker and real estate industries. To accomplish these goals, the Company intends to further develop and implement this system which allows real estate professionals and others to electronically evaluate buyer data, to pre-qualify buyers for a mortgage loan to input and compile a loan application and information packet and transmit that application to a mortgage broker for processing, and then to one of several AmeriStar approved lenders on the Internet system for approval; and to monitor the progress of the loan.

The Company has a network of mortgage brokers and loan officers, through the Company's ownership of the Wholesale Lender section of the Business Development Center (BDC) of the Virtual Lender, who are equipped with the necessary electronic tools, computers, fax machines, modems, telephone systems, copiers, printers, software processing programs, and qualified loan specialists, processors and other staff management to meet the demand of the marketplace. The Company, through the Virtual Lender system, uses the Internet, E-Mail, and
modem transmission to enable the transfer of   information from one system to
another. This enables the transmission of loan applications, credit reports, appraisals, mortgage insurance, title insurance, housing insurance, and all other real estate documentation.

Sources of Data:

24 CFR Part 3500, June 7, 1996
Origination News, December 1996, "Realtors Still Kings of Mortgage Referral" Origination News, July 1996, "RESPA rule changes broker landscape" Origination News, September 1996, "New RESPA rules vexing for most" Origination News, September 1996, "RESPA: Wishful thinking?" Origination News, September 1996, "HUD likely to loosen rules on "sham" CBAs" Origination News, June 1996, "Point of sale loan decisions may rule industry"

DESCRIPTION OF TECHNOLOGY

THE AMERITRAC WHOLESALE LENDER SYSTEM

On June 6, 1998, the Company and Mortgage Internet Technologies, Inc.("MIT") entered into a Software License Agreement, whereby the Company acquired the exclusive license to use MIT's Virtual Lender (tm) software system, which offers to mortgage loan originators referrals of participating wholesale lenders, current loan rates from these lenders, the ability to select a particular loan program offered and the ability to "lock in" a current interest rate offered in a particular loan program. Pursuant to this license agreement, customers accessing the Wholesale Network within MIT's Virtual Lender System are customers of the Company. MIT provides full access to the Virtual Lender Wholesale Network Center, training of AmeriStar personnel, and all software and supporting materials. The license grants the Company perpetual use of the system in the United States, Mexico and Canada.

An intricate and very necessary part of the process of mortgage loan delivery is the lender interaction with the investor, known within the mortgage lending industry as the "wholesaler." Each day the wholesaler will fax rate sheets to the mortgage broker, which rate sheets are used to price loan products. The wholesaler competes with other wholesalers for the business of the broker. The broker commits to a loan product and rate by "locking" their customer with a specific wholesaler. This process can already be done online within the Wholesale Lender Center (WLC) of the Virtual Lender (tm), which will save the wholesaler time and money. The WLC is an area that is built into the Business Development Center (BDC). By entering the BDC, the loan originator may choose the "Wholesale Network" button to access a list of participating wholesale lending institutions, their rate sheets, loan programs and lock sheets.

Until the implementation of the AmeriTrac Wholesale Lending System, loans are not yet being processed within the Business Development Center. Now, when a mortgage broker using the Virtual Lender accesses the Business Development Center (BDC), a mortgage broker is able to change web site content, E-mail his or her own customers in his or her real estate professional base, obtain information about available interest rates, copy information off the Internet for dissemination to his or her customers, and obtain notification of pending mortgage applications received over the Internet. When the AmeriTrac Wholesale Lender System is fully operational within the Business Development Center, a mortgage broker or loan officer will be able to obtain live interest rates, lock in a rate, submit applications to the wholesale lenders within the system and actually close a loan. The Company will earn a $400 transaction fee for every loan closed. Until the final implementation of the AmeriTrac Wholesale Lending System, loans will not be closed within the Business Development Center and no transaction fees will be realized. The AmeriTrac Wholesale Lending System cannot yet be implemented until some modifications are made in the Virtual Lender software to accommodate and implement the AmeriTrac System, which are expected to take two to three weeks of internal programming.
Mortgage Internet Technologies, Inc. (MIT) is responsible to complete this program at no additional cost to the company. The company does not anticipate that MIT will not be able to make these modifications in its programming to accommodate the AmeriTrac Wholesale Lending System, but there are always risks of delay in implementation due to unforseen circumstances, so there can be no assurance that the AmeriTrac Wholesale Lending System will be fully operational by its target goal date of the end of October, 1999. Until the AmeriTrac Wholesale Lending System is fully operational, the company's operations will not commence, and only its subsidiary AmeriStar Mortgage, Inc. will be in operation. CVS Technologies will not be in operation until it receives patent pending status on its product from the U.S. Patent Office and begins to fill orders.

The Virtual Lender is a product of Mortgage Internet Technologies, Inc. Within the system, authorized users access their password protected Business Development Center (BDC) through the MIT website. In the BDC they are notified of loan applications from the Internet. The Wholesale Lender Center is located within the BDC. When the AmeriTrac Wholesale Lender is implemented, the Wholesale Lender Center will be fully operational and the user will be able to access lender rates and obtain details of loan programs, select a lender, and lock a rate of interest. The Company's license purchase Agreement with Mortgage Internet Technologies (MIT) obligates MIT to provide the AmeriTrac
Wholesale Lending System with the necessary   technologies.  MIT has supplied
all of the technology required, but the AmeriTrac Wholesale Lending System cannot yet be implemented until some modifications are made in the Virtual Lender software to accommodate and implement the AmeriTrac System, which are expected to take two to three weeks of internal programming. Mortgage Internet Technologies, Inc. (MIT) is responsible to complete this programming at no cost to the company. (See Description of Technology). When the AmeriTrac Wholesale Lending System is operational, the user will be able to send a lender a processed loan on the AmeriTrac Wholesale Lending System. The users of the Virtual Lender will note pay a transaction fee to process a loan; but Wholesale Lenders will pay a flat transaction fee of $400 for each loan closed and funded through the system.

The License agreement is the only agreement now in effect between the company and MIT gives the Company a 100% interest in the Wholesale Lender Center computer application (the "WLC") plug in located within the Virtual Lender Business Development Center. The maintenance agreement, obligating the company to pay $1.5 in annual payments to MIT, has been terminated, and there are no royalties payable to MIT by reason of the company's ownership of the license. The material terms of the license agreement, as shown on Exhibit 10(b)attached to this registration are:

     1. The company is to pay a one time single payment of $150,000 as a license fee. There are no royalties. This fee has been paid.

     2. The computer hardware and network for the WLC is to be maintained by the Company. This is an ongoing cost of preventative and corrective maintenance that the company cannot predict, but is expected to be less than $500 per month. Once the system has been implemented, the company expects that transaction fees generated by the system will be sufficient to pay the maintenance costs. However, there can be no assurance that said expected revenues will be sufficient to cover maintenance costs or any revenue will be generated at all, because the company has not yet implemented the system or any other system similar to it.

     3. The term of the license agreement is perpetual. Therefore, the Company owns the rights to the technology, but the Business Development Center is the intellectual property of MIT and the Virtual Lender software is copyrighted material owned by MIT, and the company has agreed to take reasonable steps to insure that MIT's interest in said intellectual property is protected.

     4. If the company files a petition in bankruptcy or ceases to do business, or assigns all of its assets, MIT has a right of first refusal to purchase back the licensed technology. In the event the company sells or licenses the Wholesale Lender Center, MIT shall receive a one time license and royalty fee of 5% of the total price paid for the license fee.

THE VIRTUAL LENDER (tm)

To the mortgage professional, the Internet requires a certain level of commitment to Online technology, including site construction, education, administration, process and a basic understanding of how they will need to react to business procured by the Internet. The Virtual Lender (tm), developed by Mortgage Internet Technologies, Inc., and exclusively licensed to the Company for wholesale mortgage lending within the territory of the United States, Mexico and Canada, was designed to answer these concerns and has proven to be a widely accepted tool for the mortgage professional. The Virtual Lender is being used by over 300 Mortgage Brokers and loan originators in 39 states. Major clients of the system are Mountain America Credit Union and IBM Credit Union. The Virtual Lender (tm) will take the mortgage professional from no involvement in the Internet to being completely capable of online loan origination in less than 20 minutes, process that usually takes 30-60 days, and costs thousands of dollars.

Loan officers, mortgage brokers and mortgage lenders of the Company who have purchased the Virtual lender software may access the "wholesale network center" in the Business Development Center of Mortgage Internet Technologies, Inc.'s Internet Web Site at www.vlender.com. AmeriStar Network Inc. has fully paid for and owns the technology and rights to the Wholesale Lender Center located within the Virtual Lender (MIT's proprietary product) and is proceeding to finish its deployment. MIT has over 250 mortgage subscriber brokers on their system and over 50 loan originators, all of which will have access to the Wholesale Lender System.

On April 14, 1998, the Company and Mortgage Internet Technologies, Inc. entered into a non-exclusive letter of intent, whereby the Company intended to acquire 100% of the issued and outstanding shares of Mortgage Internet Technologies, Inc.,(MIT) in exchange for $750,000 in cash and 600,000 shares of company common stock. The completion of the transaction was announced in May 1999 by the Board of Directors of both corporations, but was subsequently canceled by MIT in accordance with the terms of the acquisition agreement.

COMMERCIAL LENDING-AMERISTAR MORTGAGE, INC.

On May 25, 1999, the Company completed its acquisition of 100% of the issued and outstanding stock of AmeriStar Mortgage, Inc., a Delaware Corporation, with whom it signed a letter of intent on March 17, 1999, in an acquisition agreement on April 25, 1999, in exchange for 250,000 shares of company common stock.

Norwood Enterprises, an unrelated company whose management is also unrelated to the company and management of the company, was the party who brought AmeriStar Mortgage, Inc. and the company together for the acquisition agreement, as can be seen from paragraph 3.6 of the acquisition agreement. 150,000 shares of company common stock were issued; 75,000 to Norwood, and 75,000 to its partner, RE Investments, Inc., at Norwood's direction, in compliance with the Company's acquisition agreement of the outstanding stock of CVS Technologies, Inc., pursuant to the exemption contained within Section 4(2) of the Securities Act of 1933, to sophisticated investors with full access to all corporate information, which was set forth the Company's 15c-211 Information statement and updated financial statements of the company. No underwriter was used in the transaction.

AmeriStar Mortgage, Inc. was incorporated in March, 1999 as a development stage company. However, its management operated a mortgage brokerage business under the name of "Access Business Capital." Access Business Capital was a business developed by David Tew in 1997, which conducted commercial mortgage banking and asset finance. During negotiations for the acquisition of AmeriStar Mortgage, Inc., the Company decided to only acquire the commercial mortgage banking aspect of the business. Thus, instead of acquiring Access Business Capital, Mr. Tew incorporated the commercial mortgage business as AmeriStar Mortgage, Inc., and that business was acquired by the Company. However, Access Business Capital does not operate at this time.

AmeriStar Mortgage, Inc. is a nonbank mortgage loan originator with emphasis in the commercial financing area, both SBA guaranteed and conventional. It has closed two commercial loans this year, representing approximately $2.4 million in loaned funds, and currently has 11 loans in review, which represent approximately $25 million in loaned funds. AmeriStar Mortgage, Inc. officers receive a commission of 60% of all earned premiums on loans closed by AmeriStar Mortgage, Inc. They do not receive any fees from the transaction fees generated by the parent Company, AmeriStar Network, Inc. AmeriStar Mortgage, Inc. will operate as a wholly owned subsidiary, independently of the Company. This means that the day to day operations of each subsidiary is governed by each subsidiary's own management. The company is engaged in the business of each of its subsidiaries through each subsidiary. Technically, it functions as a holding company, but is not a mere holder of securities of the two subsidiaries; it is actively involved in the setting of policies, goals, monitoring of progress and financial accounting of each of its subsidiaries.

AmeriStar Mortgage, Inc. was incorporated in March, 1999, under the laws of the state of Delaware, and was capitalized with 1500 shares on March 31, 1999. The exchange of shares was made pursuant to an exemption contained within Section 4(2) of the Securities Act of 1933, as amended. No underwriter was used in the transaction. The Company has made a commitment AmeriStar Mortgage, Inc., (AMI), that AMI will operate autonomously of the Company and will be spun off some time in the future, subject to the ability of the Company to do so for the mutual benefit of AMI and the Company.

YEAR 2000 FIX FOR SERVERS-CVS TECHNOLOGIES, INC.

The Company, on April 26, 1999, completed its acquisition of 100% of the issued and outstanding shares of CVS Technologies, Inc., for 5,500,000 shares of company common stock. CVS was incorporated in the state of Delaware on March 24, 1999. The exchange of Company stock was effected pursuant to the exemption for registration contained within Section 4(2) of the Securities Act of 1933, as amended. No underwriter was used in the transaction.

Norwood Enterprises, an unrelated company whose management is also unrelated to the company and management of the company, was the party who brought AmeriStar Network, Inc. and CVS together for the acquisition agreement, as can be seen from paragraph 3.6 of the acquisition agreement. 150,000 shares of company common stock were issued at the direction of Norwood; 75,000 to Norwood and 85,000 to RE Investments, Inc., its partner, in complainace with the Company's acquisition agreement of the outstanding stock of CVS Technologies, Inc., pursuant to the exemption contained within Section 4(2) of the Securities Act of 1933, to sophisticated investors with full access to all corporate information, which was set forth the Company's 15c-211 Information statement and updated financial statements of the company. No underwriter was used in the transaction.

This acquisition provides the Company with the rights to CVS's "Y2K fix" technology, formerly licensed to the Company for use in the mortgage industry for mortgage industry servers. As a result of the acquisition, the company received all of CVS' assets, which consists of all right, title and interest in the real time clock technology. CVS has developed a Server compliant 4 digit real time clock, designed exclusively for servers. Most Compaq, Dell, IBM and all clone AT servers manufactured before this year currently use non-Y2K compliant 2 digit RTC clocks. CVS will operate as a company subsidiary, and there are no commitments to spin it off at any later date. CVS' technology was formerly licensed to the Company by CVS for use in the mortgage industry prior to the acquisition of CVS. As a result of the acquisition of CVS, the license became obsolete. Pursuant to the acquisition agreement of CVS, CVS will operate its business independently of the company. This means that the day to day operations of CVS is governed by CVS' own management.

THE YEAR 2000 PROBLEM

From 1981 to February, 1999, 90% of all AT style personal computers use two digit RTC chips that do not compute four digit dates. Whether the manufacturer is Compaq, Dell, or IBM, these two digit real time clock chips fail. The Real Time Clock (RTC)keeps track of the time and date of the computer when the system is powered off. Each time the system is booted (turned on) the time and date stored by the RTC is read by the computer's BIOS. The operating system gets the time and date information it needs from the BIOS and in turn will pass this information to most user applications and programs.
Therefore, it is critical to have an RTC that can handle year 2000 dates. The two digit RTC is soldered on to the motherboard of a personal computer. The only way to fix the two digit clock is to replace the motherboard. Over 90% of new computers still being sold still have a two digit RTC. There are many software patches and vendors who attempt to address the real time clock problem by writing fixes to the BIOS, Boot Sector or the Hard Drive, and/or the config.sys and Autoxec.bat files. These fixes can only address the BIOS and CMOS of the computer, which, in turn, gets its date directly from the faulty two digit real time clock. Therefore, these fixes may only be considered to be temporary. Microsoft NT, Novell NetWare and OS/2 Server Operating Systems do not use TSR's configuration files or other third party drivers while booting to correct RTC problems. Servers and applications running on Servers can and do make direct Real Time Clock calls to the hardware, and if the hardware has a two digit real time clock, then it can only respond with the two digit time.

CVS has designed a "Y2K Intelligent Real Time Clock" (RTC) which may be installed into the personal computer (PC) for PC servers. A server is a computer in a network of computers which other computers in the network access for information. The RTC uses a four digit number to represent the year in the computer's time keeping mechanism. This Y2K Intelligent Real Time Clock was designed to solve the Year 2000 (Y2K)problem for servers without having to replace the computer's motherboard, or main circuit board. The "Year 2000 problem", simply stated, is that many computerized systems are designed to use a two-digit rather than four-digit number to represent the year. The "19" that precedes dates in this century was assumed. Systems programmed in this fashion will treat the Year 2000, stored in their system as "00," as the year 1900. As a result, systems or applications using dates in calculations, comparisons, or sorting may generate incorrect results when working with years after 1999.

According to the Gartner Group, a leading computer industry consulting firm based in Connecticut, instead of year 2000 failures occurring at midnight on December 31, they will be spread over a 30 month period that will begin in July, 2000, and only 10% of failures will occur within two weeks of January 1, 2000. Gartner reports that the causes of the failures will be forecasting software which looks six months into the future, the beginning of new fiscal years for many corporations and some "date related anomalies in software code." It further reports that the number of Year 2000 failures will increase further in October, 2000, as still more companies begin new fiscal years. In Gartner's view, 25% of Year 2000 computer failures will occur in 1999, 55% in 2000 and 15% in 2001, and the other 5% occurred in 1999. While system failures will be spread throughout this 30 month period, the failures of devices containing embedded computer chips, such as factory process control units or building temperature control systems, will peak at midnight on December 31. This scenario is at odds with most discussions of Year 2000 impact, and there can be no assurance that this point of view is the accurate one. However, Gartner has consistently been the leader in estimating the technical cost of Y2K and projects in which the software costs alone will be $300 billion to $600 billion worldwide, so this prediction is not likely to be ignored. In addition, efforts to fix Year 2000 problems inevitably will introduce other software errors which will extend the impact of Y2K for many months, according to Gartner, and other post January 1 problems will be caused by "corrupted data," or information which accumulates errors during data processing by faulty Y2K software and new versions of packaged commercial software that acquire Y2K flaws as they are upgraded to include new functions. Gartner also cited countries that are the least prepared for Year 2000, such as Afghanistan, Bahrain, Bangladesh, Cambodia, Chad, China, Costa Rica, Ecuador, El Salvador, Ethiopia, Fiji, Haiti, Indonesia, Kenya, Laos, Lithuania, Morocco, Mozambique, Nepal, Nigeria, Pakistan, the Philippines, Romania, Russia, Somalia, Sudan, Uruguay, Vietnam, Zaire and Zimbabwe.

COMPARISON WITH SOFTWARE SOLUTIONS TO THE YEAR 2000 PROBLEM

The Real Time Clock (RTC) is soldered to the motherboard or main circuit board of a personal computer (PC). It keeps track of the time and date for the computer when the system is turned off. Each time the system is booted or turned on, the time and date stored by the RTC is read by the Computer's BIOS or basic input/output system. The operating system will get the time and date information it needs from the BIOS and, in turn, pass it along to most user applications and programs. Therefore, it is critical to have an RTC that can process year 2000 dates.

Government agencies are discovering that many PC server's real-time clocks will not by themselves properly interpret dates after January 1, 2000. This is because 95% or more of RTC's manufactured before this year were not designed to handle century updates. Government Computing News reports that systems running on Microsoft NT ignore the BIOS and get their information directly from the hardware layer. Symantec Corp.'s Norton 2000 has tested and examined Layer of NT's Operating System which showed that NT relies on the RTC for its date and time information. Microsoft has removed documentation from its web site which previously stated that NT 4.0 prohibits applications from directly accessing the real time clock. The same document stated that if the system has a real time clock that is not designed for the Year 2000, then the system should be fixed.

Most office and home based computers also have a two digit real time clock. The two digit time clock may interpret dates after January 1, 2000 as January 1, 1900, and so on. The only way to fix the two digit clock is to replace the motherboard of the computer.

There are many software "patches" which address the Year 2000 problem by writing fixes to the BIOS, or the boot sector of the hard drive, which is a hardware component which serves as the main memory storage for all computer programs and operating systems, and/or the config.sys file, which is a file which shows the computer what hardware it has, and the autoxec.bat file, which are files which will automatically access programs immediately after the computer is switched on. These fixes can only address the BIOS and CMOS, (which is a special memory inside computer storing information about the PC's hardware configuration,) which, in turn, gets its date directly from the faulty two digit real time clock. In a workstation environment at home or work computers using operating systems such as Windows 95 or 98, Linux, or OS/2, users can download free patches for the BIOS, CMOS and operating systems.
These fixes do not address the RTC because the operating systems like Windows 95 and 98 use the BIOS and CMOS for time and date verification.

Server Operating Systems such as Microsoft NT, Novell NetWare and OS/2 do not use TSR's (resident programs which stay resident in the computer's RAM memory, or random access memory; memory which enables a computer to use programs on the computer.) Servers and applications running on servers can and do make Real Time Clock calls directly to the RTC, and, if the RTC is a two digit real time clock, it can only respond with a two digit date. CVS Technologies' four digit RTC addresses and corrects this problem. It is a four digit real time clock server card that can be easily inserted into an available card slot on the computer. Once installed, the four digit real time clock server card overrides the existing two digit RTC and reports the true year 2000 date functions to the BIOS and CMOS of the computer.

THE CVS TECHNOLOGIES' FOUR DIGIT REAL TIME CLOCK SERVER CARD

CVS' product is not a downloadable software fix. It is a Y2K RTC card which gives a server's computer a four digit RTC without replacing the motherboard. The problem it is designed to solve is that of computers using a two digit RTC. The hardware layer, when accessed, reports back to the program and/or the operating system a faulty two digit date (1980, 1900, 1901, etc.) . In a server environment, because of speed and performance, Microsoft NT, Novell and OS2 running on an AT or ATX architecture directly access the hardware layer, such as network cards, video, hard drive controllers, and RTC's. Because of this, software, BIOS or CMOS fixes are useless to correct the two digit problems. CVS' RTC card can be installed by the consumer, as opposed to many of the competition's products, such as other competitors such as those manufactured by Intelliquest, M2Y2K, OutSource, DiNic, and AllStar Cvsace, which require professional installation by a certified computer technician with extensive knowledge of addressing schemes, who must configure the four digit card with a unique address to avoid conflicts and server crashes.

The new intelligent RTC server card form CVS uses proprietary technology (currently under patent application) that automatically assigns the correct address without conflicting with other server components (such as video card, SCSI controllers, network cards, etc.) If you know how to unscrew a computer case and insert a CVS Intelligent RTC card then you can fix your server's two digit RTC with a four digit one without the need for a certified installer. The problem with faulty RTC's does not go away on January 2, 2000. As long as the sever has a two digit RTC and needs to computer 4 digit dates in the next century it will need an intelligent RTC card.

Servers relying on operating systems such as Microsoft NT, which originally claimed that its Microsoft NT version 4.0 does not allow programs to directly access the RTC for time and date information will encounter Year 2000 problems well after January 1, 2000 unless the RTC on the motherboard is replaced with a four digit RTC, or a card such as the CVS Y2K Intelligent RTC is plugged in, which bypasses the faulty two digit RTC existing on most computers. Based on this premise, and based upon the data cited from the Gartner Group, the company estimates that Year 2000 problems such as this will continue to occur with servers approximately 30 months past the end of the year. This estimate is a prediction or forward looking statement, and there can be no assurance that the company's estimate is accurate. The company estimates that these problems will be more prevalent in countries who are not as equipped to handle the Year 2000 crisis, such as countries in the Pacific Rim and Africa. CVS has taken orders for its product but is not filling them until it obtains patent pending status for it. CVS' patent attorney has prepared a patent application for its Y2K RTC card which has not yet been filed. Upon filing, CVS expects to receive a patent pending. However, there can be no assurance that patent pending status will be achieved until confirmation of the same is received from the U.S. Patent Office.

(2) Source of Data: Securities and Exchange Commission, July, 1999 "Third Report on the Readiness of the United States Securities Industry and Public Companies To Meet the Information Processing Challenges of the Year 2000".

1999 Star Tribune, "Y2K Problems will linger for 30 months."

InfoWorld, January 7, 1999

Government Computing News, January 11, 1999

Web site sources for information on Real Time Clock:

Government Computing News:

http://www.ntgov.com/gcn/gcn/1998/november23/48.htm
http://www.ntgov.com/gcn/gcn/1998/november23/48.htm
http://www.ntgov.com/gcn/gcn/1998/november23/48.htm
http://www.ntgov.com/gcn/gcn/1998/november23/48.htm
http://www.ntgov.com/gcn/gcn/1998/november23/48.htm
http://www.ntgov.com/gcn/gcn/1998/november23/48.htm

PC World:
http://www.pcworld.com/pcwtoday/article/0,1510,8424,00.html

InfoWorld:
http://www.infoworld.com/cgi-bin/displayArchivepl?/98/34/t03-34.1htm
http://www.infoworld.com/cgi-bin/displayArchivepl?/98/41/t08-41.8.htm
http://www.infoworld.com/cgi-bin/displayStory.pl?98095.ehrtc.htm
http://www.infoworld.com/cgi-bin/displayStory.pl?98124.ecy2kchip.htm

PATENTS

The Company holds no patents for its service-related software. However, the Company's software is proprietary and is protected by United States Copyright law. AMI holds no patents. CVS' patent attorney has prepared a patent application for its Y2K RTC card which has not yet been filed. Upon filing, CVS expects to receive a patent pending. However, there can be no assurance that patent pending status will be achieved until confirmation of the same is received from the U.S. Patent Office.

RAW MATERIALS AND PRINCIPAL SUPPLIERS AND VENDORS

There are no raw materials used in the Company's services. There are no raw materials used in AmeriStar Mortgage, Inc.'s services. The only subsidiary of the company who is supplied with material components for its product is CVS. The key manufacturers/suppliers of CVS are as follows: Millennium2K Solution, Inc. of Irvine, California; Native Technologies, Inc. of Herndon, Virginia; and Naso Corporation of Ventura, California.

COMPETITION

Today there are several mortgage Internet development sites, but none of the companies that the Company knows of who currently offer Online Mortgage Services which allow a broker, real estate associate or loan officer to submit complete a real estate loan over the Internet.

The concept of "point of sale" loan origination has been promoted and supported by the real estate industry for several years. The management of the Company believes that real estate associates continue to play a critical role in helping their clients obtain a home loan. New amendments to Regulation X, implementing the Real Estate Settlement Procedures Act of 1974 ("RESPA"), by the Department of Housing and Urban Development became effective last year. These new regulations allow for the payment for services rendered in the origination of a federally regulated mortgage loan.

Almost all in-house lending operations involve an arrangement between the mortgage broker or mortgage banker and the real estate broker/owner. Real estate sales associates typically are not compensated. The Company's concept of including real estate sales associates in the income stream will give the Company an edge over any competition. However, there can be no assurance that other companies with greater financial resources and experience will not identify the same opportunities on which the Company has decided to concentrate.

The Company believes that the Virtual Lender system is the most affordable system of its kind on the Web. It is free to set up. No other system of its kind offers a free set up. There is a $49.99 per month fee for the Virtual Lender charged by MIT. The Virtual Lender is set up immediately after the mortgage professional makes a buying decision; literally in minutes, not days or weeks and not at a large initial cost. Some of the competitors for wholesale lending systems that provide that segment to the mortgage professions are LION at www.lioninc.com, Lending Tree at www.lendingtree.com and IMX at www.imx-exchange.com. In AmeriStar Mortgage, Inc.'s business of commercial lending there are many companies with greater financial resources offering the same services. The Company is relying upon the collective experience of AMI's management and the fact that AMI has already written several large commercial loans.

With regard to Y2K Technology, there are several other products offered on the market by companies with greater financial resources than the Company, such as Intelliquest, M2Y2K, OutSource, DiNic, and AllStar. However, the management of the Company believes that the quality of the product, coupled with its ease of installation will give CVS Technologies, Inc. an edge on the competition. There can be no assurance however, that the competition will not be able to do the same.

MARKETING

AmeriStar will market its AmeriTrac, online mortgage services, loan origination and sourcing system directly to mortgage brokers and to real estate brokers and their sales associates. The Company will also market its services through real estate and mortgage industry trade shows, direct mail, print media advertising, and through the Internet. There are already more than 300 users of the Virtual Lender System who are potential customers of the company by virtue of its ownership of the rights to the Wholesale Lender Section of the system. The Company officially unveiled the AmeriTrac wholesale lender network to the national lending community at the Net 99 National Mortgage Conference held in Chicago in June, 1999. AmeriStar Mortgage, Inc. will market its services to its contacts in the commercial real estate industry.

CVS Technologies, Inc. already has taken orders for its product, but is waiting on the filling of those orders for Patent Pending Status for the product. It will market the product directly to servers and through its website at www.cvstech.com. The Company is not going to integrate CVS into the mortgage business. It will operate its own business independently of the Company.

GOVERNMENT REGULATION

Government approval is not necessary for AmeriStar's, AmeriStar Mortgage, Inc.'s or CVS' business, and government regulations have no effect or a negligible effect on their respective businesses. AmeriStar Mortgage, Inc. needs only to comply with local and national rules with regard to real estate loans, which its principals are familiar with.

EMPLOYEES

The Company presently employs four employees, the President and founder of the Company, who devotes his full time efforts to the Company; two Vice Presidents, who devote their part time efforts to the Company, and one Secretary, who devotes her part time efforts to CVS. AmeriStar Mortgage, Inc. employs one employee, David Tew, the President, who devotes 100% of his full time efforts to AMI. CVS Technologies, Inc. has one employee at this time, Mr. Michael Avery, who works part time. O.Russell Crandall devotes 100% of his time to the Company. Leslie Avery is the Secretary of the Company and of CVS. She devotes part time to CVS.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATIONS

PLAN OF OPERATIONS

The Company is engaged in the business of providing an Internet Wholesale Lending Network, offering mortgage lending professionals the capability to originate real estate loans online, as well as to provide a lender directory and consumer resource for online lenders and a national retail loan referral network, which is currently under development. The Company has financed its operations to date through the sale of its securities. See Item 10 - "Recent Sales of Unregistered Securities." The principal accountant's report on the financial statements for the past two years contains a statement to the effect that the company has an accumulated deficit at July 31, 1998, and that these factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's plan of operations over the next 12 months includes the promotion to the wholesale mortgage lender community of its AmeriTrac wholesale lender network. The Company officially unveiled the system to the national lending community at the Net 99 National Mortgage Conference which was held in Chicago in June, 1999.

During the next twelve months, the Company plans to satisfy its cash requirements by additional equity financing. There can be no assurance that the company will be successful in raising additional equity financing unless its securities are again quoted on the NASD OTC Bulletin Board, and there can be no assurance that the company will be able to regain a quote of its securities on the Bulletin Board. If the company is not able to raise equity capital, it will not be able to satisfy its cash requirements for the next twelve months, and will only be able to satisfy its cash requirements for the next 60 days. The company will need a minimum of $180,000 to satisfy its cash requirements for the next 12 months. The company will not be able to operate if it does not obtain equity financing. The Company has no current material commitments. The contract payable of $195,000 has been satisfied as of August, 1999. The Company intends to undertake a subsequent private placement of its common stock in order to raise future development and operating capital. The Company depends upon capital to be derived from future financing activities such as subsequent offerings of its stock. Due to the recent drop in market value of the Company's common stock, which the Company attributes to being placed on the NASD's eligibility list for dropping its quotation on the NASD OTC Bulletin Board, and, in fact, being dropped from quotation on the NASD OTC Bulletin Board, there can be no assurance that the Company will be successful in raising the capital it requires unless and until the Company's position with regard to the quotation of its securities has been resolved. The company does not anticipate any further research and development of its product, nor does it expect to incur any research and development costs. The company does not expect the purchase or sale of plant or any significant equipment, and it does not anticipate any change in the number of its employees. The Company has no current material commitments. The contract payable of $195,000 to MIT has been satisfied as of August, 1999. The Company has generated revenue of $53,551 to date.

During the next twelve months, CVS Technologies, Inc. plans to satisfy its cash requirements by additional equity financing of the company. There can be no assurance that the company will be successful in raising additional equity financing unless its securities are again quoted on the NASD OTC Bulletin Board, and there can be no assurance that the company will be able to regain a quote of its securities on the Bulletin Board. If the company is not able to raise equity capital, it will not be able to satisfy its cash requirements for the next twelve months, and will only be able to satisfy its cash requirements for the next 60 days. CVS will not be able to operate if the company does not obtain equity financing. CVS does not anticipate any further research and development of its product, nor does it expect to incur any research and development costs. CVS does not expect the purchase or sale of plant or any significant equipment. CVS does not anticipate any change in the number of its employees. CVS has no material commitments.

During the next twelve months, AmeriStar Mortgage, Inc. plans to satisfy its cash requirements by additional equity financing of the company. There can be no assurance that the company will be successful in raising additional equity financing unless its securities are again quoted on the NASD OTC Bulletin Board, and there can be no assurance that the company will be able to regain a quote of its securities on the Bulletin Board. If the company is not able to raise equity capital, it will not be able to satisfy its cash requirements for the next twelve months, and will only be able to satisfy its cash requirements for the next 60 days. AMI will not be able to operate if the company does not obtain equity financing. AMI does not anticipate any further research and development of its product, nor does it expect to incur any research and development costs. AMI does not expect the purchase or sale of plant or any significant equipment. AMI does not anticipate any change in the number of its employees. AMI has no material commitments. AmeriStar Mortgage, Inc. officers receive a commission of 60% of all earned premiums on loans closed by AmeriStar Mortgage, Inc. They do not receive any fees from the transaction fees generated by the parent Company, AmeriStar Network, Inc.

The Company is still considered to be a development stage company, with no significant revenue, and is dependent upon the raising of capital through placement of its common stock. There can be no assurance that the Company will be successful in raising the capital it requires through the sale of its common stock.

There is no contemplated product research and development costs the Company will perform for the next twelve months. There is no expected purchase or sale of any plant or significant equipment, and there is no expected significant changes in the number of employees contemplated.

The Company completed its acquisition of 100% of the issued and outstanding stock of AmeriStar Mortgage, Inc.,(AMI) a Delaware Corporation, with whom it signed a definitive agreement on April 13, 1999, in exchange for 250,000 shares of company common stock. AmeriStar Mortgage, Inc. took over the commercial lending operations of Access Business Capital, which was a nonbank mortgage loan originator with emphasis in the commercial financing area, both SBA guaranteed and conventional. It closed two commercial loans this year, representing approximately $2.4 million in loaned funds, and currently has 11 loans in review, which represent approximately $25 million in loaned funds.
AMI will operate as a wholly owned Company subsidiary. The Company, on April 26, 1999, completed its acquisition of 100% of the issued and outstanding shares of CVS Technologies, Inc., with whom it signed an agreement on April 12, 1999, for 5,500,000 shares of company common stock. This acquisition provides the Company with the rights to CVS's "Y2K fix" technology , formerly licensed to the Company for use in the mortgage industry for mortgage industry servers. CVS has developed a Server 98 compliant 4 digit real time clock, designed exclusively for servers. Compaq, Dell, IBM and all clone AT servers currently use non-Y2K compliant 2 digit RTC clocks. On May 13, 1999, the Company announced the completion of its acquisition of 100% of the issued and outstanding shares of Mortgage Internet Technologies, Inc., (MIT) in exchange for $460,000 in cash and 600,000 shares of company common stock. However, the company's announcement was premature, as the acquisition was not to be consummated until MIT's shareholders approve the acquisition, which was not to take place until the company has satisfied all of its cash payment requirements called for under the letter of intent of April 14, 1998. The completion of the transaction was announced in May, 1999 by the Board of Directors of both corporations, but was subject to the company completing the cash delivery requirements of the agreement and approval by Mortgage Internet Technologies' shareholders. The Company was unable to meet the cash requirements of the Letter of Intent and , as a result, the agreement was canceled in its entirety by MIT. David R. Werner, Director of the Company resigned on June 29, 1999.

The Company has fully paid for and owns the rights to the technology of the Wholesale Lender Center located within the Virtual Lender (MIT's proprietary product) and is proceeding to finish its deployment. MIT has over 250 mortgage brokers on their system all of which will have access to the Wholesale Lender System. The Virtual Lender System has proven to be a widely accepted tool for the mortgage professional.
The License agreement is the only agreement now in effect between the company and MIT gives the Company a 100% interest in the Wholesale Lender Center computer application (the "WLC") plug in located within the Virtual Lender Business Development Center. The material terms of the license agreement which is attached to this registration statement as Exhibit 10(b) respectively, are:

     1. The company is to pay a one time single payment of $150,000 as a license fee. There are no royalties.

     2. The computer hardware and network for the WLC is to be maintained by the Company. This is an ongoing cost of preventative and corrective maintenance that the company cannot predict, but is expected to be less than $500 per month.

Once the system has been implemented, the company expects that transaction fees generated by the system will be sufficient to pay the maintenance costs. However, there can be no assurance that said expected revenues will be sufficient to cover maintenance costs or any revenue will be generated at all, because the company has not yet implemented the system or any other system similar to it.

     3. The term of the license agreement is perpetual. Therefore, the Company owns the technology, but the Business Development Center is the intellectual property of MIT and the Virtual Lender software is copyrighted material owned by MIT, and the company has agreed to take reasonable steps to insure that MIT's interest in said intellectual property is protected.

     4. If the company files a petition in bankruptcy or ceases to do business, or assigns all of its assets, MIT has a right of first refusal to purchase back the licensed technology. In the event the company sells or licenses the Wholesale Lender Center, MIT shall receive a one time license and royalty fee of 5% of the total price paid for the license fee.

     5. A maintenance agreement between the company and MIT obligates the company to pay an annual maintenance fee of $1,500,000 to MIT, payable in monthly installments after receipt of invoices from MIT. This maintenance agreement has been canceled by the parties.

The Company entered into negotiations to acquire all of the assets and 49% of the issued and outstanding common stock of Government Micro Resources, Inc.
(GMR). GMR is engaged in the business of providing information technologies to the public and private sector, and a manufacturer of specialized main frame computers. However, GMR and the Company mutually withdrew from negotiations in June, 1999, due to the Company's inability to raise the capital required.

David Werner resigned in June, 1999 because the Company was unable to complete the acquisition of MIT. The reason for the Company stating that he resigned was the Company's duty to disclose his resignation to the public and its shareholders. His appointment to the Board of Directors of the Company and his acquisition of Company stock was based upon the consummation of the acquisition of MIT.

The Company has announced that its business strategy is to spin off certain acquired entities, but this strategy is subject to the successful completion of negotiations to acquire the acquisition capital, and there can be no assurance that said negotiations will ever be completed. The Company has only discussed the possibility of a spin off with AmeriStar Mortgage, Inc., and there can be no assurance that such a spin off will ever be completed without the additional influx of capital.

PATENTS

The Company holds no patents for its service-related software. However, the Company's software is proprietary and is protected by United States copyright law. AmeriStar Mortgage, Inc. holds no patents. CVS' patent attorney has prepared a patent application for its Y2K RTC card which have not yet been filed. Upon filing, CVS expects to receive a patent pending. However, there can be no assurance that patent pending status will be achieved until confirmation of the same is received from the U.S. Patent Office.

FORWARD LOOKING STATEMENTS

This registration statement contains forward-looking statements. The Company's expectation of results and other forward-looking statements contained in this registration statement involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors, such as pricing and marketing efforts; and the pace and success of product research and development. These and other factors may cause expectations to differ.

YEAR 2000 COMPLIANCE

With respect to Year 2000 compliance, the Company has performed an audit of all of its computer hardware, internal accounting and software applications; in short, all of its information technology and non information technology systems, and found all to be Year 2000 compliant. As of this date, the Company has been given assurances from its banking institution and transfer agent that they are working toward compliance or are in compliance. The Company has completed an audit of its suppliers to identify relevant Year 2000 issues, and has found them all to be Year 2000 compliant. The status of the company's progress is that it has completed all that it must do in order to be considered Year 2000 compliant. The worst case scenario would be the risk that the company's transfer agent may have not complied adequately. However, the transfer agent has assured the Company that it is Year 2000 compliant. The Company had nominal costs in becoming compliant, consisting of employee labor and no actual costs to any third parties. The Company does not anticipate any additional remediation costs, as it is already Year 2000 compliant. The Company has expert Year 2000 solution providers at its disposal in CVS Technologies, Inc., which has developed a Server 98 compliant 4 digit real time clock, designed exclusively for servers, and the management of which is experienced with Year 2000 audits and solving Year 2000 problems. The Company's contingency plans to handle a Year 2000 crisis, if one occurs, with its bank, transfer agent, or other third party, is to offer a Year 2000 audit and permanent solution to said third parties. The Company does not anticipate such a crisis to occur.

Item 3.CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The former accountant, Schvaneveldt and Company, did not resign, or decline to stand for re election. It was dismissed by the Company on March 31, 1999. The principal accountant's report on the financial statements for the past two years contained a statement to the effect that the company has an accumulated deficit at July 31, 1998, and that these factors raise substantial doubt about the Company's ability to continue as a going concern. The statement has been adopted by the current accountant without modification in his following reports. The decision to change accountants was approved by the Board of Directors. There were no disagreements with the former accountant on any matter of accounting principle, or practice, financial statements disclosure or auditing scope or procedure. In fact, the former accountant has indicated his agreement with the statements made by the Company concerning the change in the Company's independent accountant. The Company has fully authorized the former accountant to respond fully to the inquiries of the successor accountant concerning all of the Company's financial reports and audits. The new accountant, Roger G. Castro, was engaged on April 1, 1999.

Item 4. DESCRIPTION OF PROPERTY

The Company rents professional offices from Mortgage Internet Technologies, Inc. on a month-to-month basis, pursuant to an oral agreement. The Company has the proprietary rights to its web site, www.ameristarnetwork.com, and an exclusive license for utilization of the Virtual Lender (tm) system for wholesale lending services to its customers. See Item 2 - Management's Discussion and Analysis and Plan of Operations. CVS owns the rights to its proprietary Intelligent RTC card. CVS' property is limited to its intellectual property rights for its Intelligent RTC card. It operates out of a home office at 21 Rippling Creek Drive, Sugarland, Texas, and it also maintains an office at 3 South 281 Park Blvd., Glen Ellyn, IL, at no cost to the company.
AmeriStar Mortgage, Inc. has no property. It operates out of offices at 6198 Goldfinch Dr., Rayetteville, NC, which is owned by President, David Tew and his brother, Kenneth D. Tew. AmeriStar Mortgage occupies half of the building rent free pursuant to an arrangment between itself and David Tew.

Item 5. SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock of the Company as of the date of this disclosure(1), by (I) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers as a group.

Name and Address               Number of Shares          Percentage Owned
----------------                ----------------          ----------------
O. Russell Crandall(2)            3,325,000                    27.75%
203 South 1430 West #138-6
Hurricane, UT 84737

Bryan Richmond(3)                   200,000                     1.67%
3178 Delsa Drive
Salt Lake City, UT 84124

Shirman Milliner(3)                 525,000                     4.38%
833 Fieldcrest Lane
Salt Lake City, UT 84117

Mary C. Milliner(3)                 525,000                     4.38%
833 Fieldcrest Lane
Salt Lake City, UT 84117

Bill Means(3)                       225,000                     1.88%
3119 West Cochese
Phoenix, AZ

David R. Werner(4)                  280,000                     2.34%
321 North Mall Dr.
St. George, UT 84790

Scott Stratton(5)                 1,833,332                    15.30%
5161 San Felipe, Apt. 320
Houston, TX 77056

James R. Herbert(5)(9)              916,667                     7.65%
21 Rippling Creek Dr.
Sugarland, TX 77479

Leslie Catsman Avery(5)(8)        1,833,334                    15.30%
3 South 281 Park Blvd.
Glen Ellyn, IL 60137

David Tew(6)                        250,000                     2.09%
6198 Goldfinch Dr.
Rayetteville, NC 28306

Tracy Gnagy(7)(9)                   916,667                     7.65%
21 Rippling Creek Dr.
Sugarland, TX 77479

Michael Avery(8)                  1,833,334                    15.30%
3 South 281 Park Blvd.
Glen Ellyn, IL 60137

Officers and Directors            8,158,333                    68.09%
as a Group

 (1) Table is based on current outstanding shares of 11,981,347, as opposed to the 2,086,437 reported on the March 31, 1999 audited financial statements.

 (2) O. Russell Crandall, Jr. is the President and Director of the Company. His current holdings are now 3,325,000 shares of common stock. He is the Trustee of the O. Russell Crandall Family Trust, which holds title to all of his shares.

 (3) These individuals are former officers and directors of the Company, who are no longer affiliated with the Company. Their shares have not been included in "Officers and Directors as a Group". Shirman and Mary Milliner jointly own the shares listed, and each is the beneficial owner of the total 525,000 shares. 225,000 of these shares are in Shirman Milliner's name and 300,000 shares are in Mary Milliner's name, but neither of them disclaims beneficial ownership of the shares held by the other.

 (4) David R. Werner is a former director of the Company, and the President and Chief Executive Officer of Mortgage Internet Technologies, Inc. He intends to turn in his shares for cancellation. His shares have not been included in "Officers and Directors as a Group".

 (5) These individuals received shares on April 16, 1999, as a result of the acquisition of 100% of the outstanding stock of CVS Technologies, Inc. by the Company.

 (6) Mr. Tew is the Vice President and Director of the Company. He is also the President and Director of AmeriStar Mortgage, Inc. He received his shares in April, 1999.

 (7) Ms. Gnagy is not an officer or director of the Company. She is an officer and director of CVS Technologies, Inc., the Company's wholly owned subsidiary. She received her shares in April 1999. Her shares have not been included in "Officers and Directors as a Group."

 (8) Mr. Avery is the husband of Director Leslie Avery, and his shares have been included with the total shares issued to officers and directors. He received his shares in April, 1999. His shares have been included in "Officers and Directors as a Group." They jointly own the shares listed, and each is the beneficial owner of the total of 1,833,334 shares. 916,667 shares are in Mr. Avery's name and 916,667 shares are in Leslie Avery's name, but neither of them disclaim beneficial ownership of the shares held by the other.

 (9) Ms. Gnagy and Mr. Herbert are business partners and share a home office in Ms. Gnagy's home. Mr. Herbert uses this address as his mailing address and physical address, because he owns a small house on the other side of Houston that he only uses from time to time.

Item 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors are elected by the shareholders to terms of one year. Officers serve at the pleasure of the Board of Directors, and serve one year terms unless removed by the Board prior to their terms.

 The Executive Officers of the Company and its subsidiaries, and their ages, are as follows:

Name                     Age                          Position
----------               ---                          --------
O. Russell Crandall      54                       President, Director, CEO
                                                  CFO & Treasurer

Scott Stratton           33                       Vice President, Director
                                                  AmeriStar Network and
                                                  CVS Technologies, Inc.

James R. Herbert         59                       Vice President, Director
                                                  AmeriStar Network, Inc.
                                                  And CVS Technologies, Inc.

Leslie Catsman Avery     57                       Secretary, Director
                                                  AmeriStar Network, Inc. and
                                                  CVS Technologies, Inc.

David Tew                33                       Vice President, Director
                                                  AmeriStar Network, Inc. and
                                                  President, AmeriStar Mortgage

Tracy Gnagy              43                       Treasurer, Director of
                                                  CVS Technologies

Charles W. Marsh, III    33                       Vice President, Director
                                                  AmeriStar Mortgage, Inc.

O. Russell Crandall, Jr. Mr. Crandall is the founder of AmeriStar Network, Inc., and current President, CEO, Chief Financial Officer, and Director of the Company, and has been President, Chief Financial Officer and Director since inception. From August of 1994 to June of 1996, Mr. Crandall was the Executive Vice President and Secretary/Treasurer of CompuLoan Financial Services Group, a Salt Lake City mortgage broker and computer loan origination company, and was responsible for development of the software system and organization and management. He developed participating mortgage lender lists in excess of 65 lenders, and was responsible for RESPA compliance. During his tenure, he managed a staff of over 30 employees in loan processing, loan origination and loan closing. From June of 1992 to May of 1993, Mr. Crandall was a loan specialist with Commonwealth United Mortgage, Interwest Mortgage Services. From April of 1988 to June of 1992, Mr. Crandall provided sales and consulting services in the real estate development and sales industries. He attended Boise State College from 1964 through 1967 and holds a Real Estate Certification with the State of Utah.

Scott J. Stratton. Mr. Stratton is the Vice President and Director of the Company, serving as such since April, 1999. He is also the Vice President and Director of CVS Technologies, Inc., the Company's wholly owned subsidiary, serving as such since inception. Since November, 1998, he has been the owner of LAN Assurance, and an independent computer consultant, performing Y2K audits and inventory analysis for various clients. In 1992, he purchased Kortek Industries, and became a Microsoft Solutions Provider, Compaq, Hewlett Packard, and SMC Authorized repair center. From August, 1990 through October, 1991, he was employed by Vetco Gray as a mechanical and technical illustrator, and a contract mechanical draftsman. From November, 1985 through August, 1990, he was employed Sure Line Design, a desktop publishing company he established, as a CAD Department Coordinator and Designer of mechanical, architectural, and structural drawings in Autocad. From September, 1984 through December, 1985, he was employed by Cameron Iron Works, Inc. as a technical illustrator and draftsman. He holds a B.S. in Computer Engineering and Business from Notre Dame University, and an MIS in Computer Science.

James R. Herbert. Mr. Herbert is a Vice President and Director of the Company, serving as such since April, 1999. He is also the Vice President and Director of CVS Technologies, Inc., the Company's wholly owned subsidiary, serving as such since inception. Since 1993, he has been involved as a consultant in real estate development, finance and consulting, including $30-40 million in Oil and Gas Development packages in Texas and Louisiana. Together with his partners, referred to as fellow investors in real estate and business finance ventures, including Tracy Gnagy, his partnership, TJ Ventures, of which he is general partner, has four business and real estate financing projects in progress totaling $12-15 million. His partners include Tracy Gnagy. Since 1993, he has also been consultant to STS Power Pedal and World Power Bike, Inc., which holds the exclusive world rights to a new scientific crank system for pedaling bicycles. From 1987 through 1993 he was Director of Sedona Industries, Ltd., a Canadian public company listed on the Toronto Stock Exchange, which held the exclusive rights to "The Fry Machine" and "Future Fries," a french fry vending machine system. From 1987 through 1993 he also acted as a financial consultant to individual clients in California, Arizona and Texas, and he held the exclusive rights to a leveraged and hedged U.S. government bond program and was active in this program with Global Funding Group. From 1980 through 1987 he was involved in real estate development projects, including being 50% owner of Cahava Developments, Inc., which prepared development of 947 acres in Cave Creek, Arizona, which was sold and became an Arnold Palmer Signature Golf Course. He also developed a 1500 acre parcel in West Austin hill country in conjunction with the Herman Bennett Company. In 1981 he acquired 40 acres as part of a joint venture on a 960 acre housing tract in West Fort Worth, Texas. From 1979 through 1980, he was involved in real estate development, and acquired, zoned and developed 2,000 land acres near Midland Texas, and held a 1/3 interest in a 640 acre development of Green Tree Golf and Country Club in Midland, Texas. From 1973 through 1979, he was engaged in real estate development, and formed and operated Venture Mortgage Corporation in Vancouver, B.C., and Edmonton, Alberta, Canada, providing loan origination and servicing for several lenders, including Eastern Canada Pension Funds and The Dominion Life Assurance Company. He holds an AACI degree from the Appraisal Institute of Canada, through the University of British Columbia, 1963.

Leslie Catsman Avery. Ms. Avery is Secretary and Director of the Company, serving since April, 1999. She is also Secretary and Director of CVS Technologies, Inc., the Company's wholly owned subsidiary, serving as such since inception. Since 1978, she also serves as Vice President and Co-founder of Creative Allies, a consulting firm, dedicated to creating alignment within corporations and organizations which are experiencing the challenges of rapid growth or down-sizing, or are in need of dispute resolution. From 1977 through 1980 she was co-owner and manager of a Country Western Steakhouse and Discotheque. From 1967 through 1977 she was employed by Pan American World Airways as purser, and was employed by Pan American as Flight Attendant from 1966 through 1967. She holds a B.A. in Political Science and Philosophy from Trinity College, Washington, D.C., 1966.

David W. Tew. Mr. Tew is the Vice President and Director of the Company, serving since May, 1999. He is also the President and Director since inception of AmeriStar Mortgage, Inc., a Company subsidiary. Since 1997 he has been engaged in commercial mortgage banking and asset finance group in Columbia, South Carolina, doing business as Access Business Capital. From 1991 through 1996, he operated a consulting practice which specialized in small business finance, mergers and acquisitions, divestures, and human resource management. From 1989 through 1991, he was President of Carolina Music and Video. From 1986 through 1988 he was Owner Operator of Designing Edge Marketing and Programs, wherein he devised advertising programs and performed satisfaction surveys for companies. He has been a Certified Professional Management Consultant since January, 1996, and a Certified Professional Consultant since February, 1996.

Tracy Gnagy. Ms. Gnagy is the Treasurer and Director of CVS Technologies, Inc., a wholly owned company subsidiary, and has served as such since inception. Since December, 1990, she has also been President and Director of S.C.R.E. Development Corporation, performing accounting functions for this real estate holdings company. Since March, 1981 she has also been engaged as the Accountant and Chief Administrator for Mather Oil and Gas, Inc., Mather Corporation, Venture Properties, Venture Holdings, Inc., Texacan Investments, Inc., Bermon Management, Inc. and Cahava Development, Inc.. From June, 1979 through March, 1981 she was employed as accountant for Block Bros. Realty, Vancouver, B.C. From June 1975 through June, 1979, she was employed by Placer Development Corporation, performing accounting functions. She holds a degree in Accounting from the British Columbia Institute of Technology.

Charles W. Marsh III. Mr. Marsh is a Vice President and Director of AmeriStar Mortgage, Inc., and has been an officer and director of AMI since its inception. Since 1997 he has been engaged in commercial mortgage banking and asset finance group in Columbia, South Carolina, doing business as Access Business Capital. From 1995 through 1997, he was employed as Principal Consultant and Senior Vice President of Spectrum Consulting in Fayetteville, North Carolina. From 1988 through 1995, he was employed by the United States Army, Special Warfare Command, as Operations Manager. He has training from Liberty University in Lynchburg, Virginia, Fayetteville Community College and undertook the Special Forces Operations and Intelligence Course at Fort Bragg, North Carolina.

Item 6. EXECUTIVE COMPENSATION

The following table sets forth the cash and non-cash compensation paid by the Company to its Chief Executive Officer and all other executive officers for services rendered up to the period ended March 31, 1999. No salaries are being paid at the present time, except to the Company president, O. Russell Crandall. The salaries of executive officers will accrue and be owed by the Company, unless there is available cash flow from operations to pay salaries. There were no grants of options or SAR grants given to any executive officers during the last fiscal year. AmeriStar Mortgage, Inc. officers receive a commission of 60% of all earned premiums on loans closed by AmeriStar Mortgage, Inc. They do not receive any fees from the transaction fees generated by the parent Company, AmeriStar Network, Inc.

 Annual Compensation
 -------------------
 Name and Position             Salary       Bonus      Annual Deferred Salary

 O. Russell Crandall, Jr.      $24,000      -0-            $29,000

(1) Mr. Crandall's salary is now $5800.00 per month, and has accrued at that rate since April, 1999.

Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

O. Russell Crandall, Jr. is the sole founder, promoter, and organizer of the Company.

The Company rents its offices from MIT on a month to month basis on an arms length basis for an insignificant amount of monthly rental. The 350,000 shares were issued to O. Russell Crandall at inception for marketing rights assigned to the company for Mr. Crandall's Internet Marketing concept.

On April 16, 1999, the Company issued 5,500,000 restricted common shares of company stock to five individuals, in exchange for 100% of the outstanding shares of CVS Technologies, Inc. Owned by these individuals, in reliance upon
Section 4(2) of the Securities Act of 1933. Scott Stratton, the Vice President and Director of the Company, and Vice President and Director of CVS, received 1,833,332 of these 5,500,000 shares. James R. Herbert, the Vice President and Director of the Company and Vice President and Director of CVS, received 916,667 of these shares. Leslie Avery, the Secretary and Director of the Company, and the Secretary and Director of CVS, received 916,667 of these shares, and her husband, Michael Avery, received 916,667 shares. Tracy Gnagy, the Treasurer and Director of CVS, received 916,667 shares. (See Item 4-Securities Ownership of Certain Beneficial Owners and Management.)

On April 25, 1999, the Company issued 250,000 of company restricted common stock to David Tew, the Director of the Company and President and Director of AmeriStar Mortgage, Inc., in exchange for 100% of the outstanding stock of AmeriStar Mortgage, Inc., owned by Mr. Tew, in reliance upon an exemption from registration contained within Section 4(2)of the Securities Act of 1933, as amended.

On March 9, 1998, the Company issued 280,000 shares of restricted common stock to David Werner, which were subsequently issued pursuant to Section 4(2) of the Securities Act of 1933, as amended, in conjunction with the Company's intended acquisition of Mortgage Internet Technologies, Inc. (MIT). The acquisition negotiations have been canceled by MIT, and Mr. Warner has agreed to return his shares for cancellation.

On March 9, 1998, the Company authorized the issuance of 2,700,000 restricted common shares to the O. Russell Trust in consideration of past services rendered. The shares were subsequently issued pursuant to Section 4(2) of the Securities Act of 1933.

There have been no other transactions since the beginning of fiscal year 1998, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any of the officers, or directors, or holders of over 5% of the Company's stock have or will have any direct or indirect material interest. The Company does not currently have any policy toward entering into any future transactions with related parties.

Item 8. LEGAL PROCEEDINGS

There are no pending legal proceedings to which the Company, its subsidiaries, AmeriStar Mortgage, Inc. and CVS Technologies, Inc. are a party to which the property interests of the Company or its subsidiaries are subject.

Item 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's Common Stock was listed on the OTC Bulletin Board under the symbol "AMWK" since December, 1998. During the month of July, the NASD has added an "E" to the symbol, making it "AMWKE", indicating that it had been placed on the eligibility list of the NASD Bulletin Board for dropping of a quotation on the Bulletin Board effective August 2, 1999, and was, in fact, dropped from quotation on the Bulletin Board on that date and now its securities are reported by the National Quotation Bureau's "pink sheets, under the symbol "AMWK." There can be no assurance that the Company's securities will again be quoted on the NASD OTC Bulletin Board. The current market price of the Company's common stock is $.38 per share. From inception of trading through December 31, 1998, the high and low last sale prices were $2.25 per share and $.875 per share, respectively. The highest sales price was reported to be $5.25, and the lowest $.31, from inception to the current period. The Company considers its Common stock to be thinly traded and that any reported bid or sale prices may not be a true market-based valuation of the Common Stock. As of December 31, 1998, there were 84 record holders of the Company's Common Stock. As of September 30, 1999, there were 70 shareholders of record of the Company's common stock. The Company has not paid any cash dividends since its inception and does not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

There are currently 625,000 shares of common stock which may be sold pursuant to Rule 144, promulgated by the Securities and Exchange Commission. The company has not agreed to register any restricted securities for selling security holders.

The following table sets forth the range of high and low bid information for each full quarterly period of the last fiscal year:

 Period Reported              Average High Bid                Average Low Bid

 Quarter ended
 December 31, 1998                  2                               1
 Quarter ended March 31, 1999       2.50                            1.20
 Quarter ended June 30, 1999        4.00                            1.40

PENNY STOCK STATUS

The Company's common stock is a "penny stock," as the term is defined by Rule 3a51-1 of the Securities Exchange Act of 1934. This makes it subject to reporting, disclosure and other rules imposed on broker-dealers by the Securities and Exchange Commission requiring brokers and dealers to do the following in connection with transactions in penny stocks:

     1. Prior to the transaction, to approve the person's account for transactions in penny stocks by obtaining information from the person regarding his or her financial situation, investment experience and objectives, to reasonably determine based on that information that transactions in penny stocks are suitable for the person, and that the person has sufficient knowledge and experience in financial matters that the person or his or her independent advisor reasonably may be expected to be capable of evaluating the risks of transactions in penny stocks. In addition, the broker or dealer must deliver to the person a written statement setting forth the basis for the determination and advising in highlighted format that it is unlawful for the broker or dealer to effect a transaction in a penny stock unless the broker or dealer has received, prior to the transaction, a written agreement from the person. Further, the broker or dealer must receive a manually signed and dated written agreement from the person in order to effectuate any transactions is a penny stock.

     2. Prior to the transaction, the broker or dealer must disclose to the customer the inside bid quotation for the penny stock and, if there is no inside bid quotation or inside offer quotation, he or she must disclose the offer price for the security transacted for a customer on a principal basis unless exempt from doing so under the rules.

     3. Prior to the transaction, he broker or dealer must disclose the aggregate amount of compensation received or to be received by the broker or dealer in connection with the transaction, and the aggregate amount of cash compensation received or to be received by any associated person of the broker dealer, other than a person whose function in solely clerical or ministerial.

     4. The broker or dealer who has effected sales of penny stock to a customer, unless exempted by the rules, is required to send to the customer a written statement containing the identity and number of shares or units of each such security and the estimated market value of the security. The imposition of these reporting and disclosure requirements on a broker or dealer make it unlawful for the broker or dealer to effect transactions in penny stocks on behalf of customers. Brokers or dealers may be discouraged from dealing in penny stocks, due to the additional time, responsibility involved, and, as a result, this may have a deleterious effect on the market for the company's stock.

(1) The above quotations reflect inter-dealer prices, without retail mark up, mark down or commission and may not represent actual transactions.

(2) Source of information: Stockmaster Stock Quotation Service
(Stockmaster.com) and Freerealtime.com.

Item 10. RECENT SALES OF UNREGISTERED SECURITIES

From October 18, 1996 through December 11, 1996, the Company issued 1,175,000 shares of restricted common stock for organization costs, pursuant to the exemption from registration contained within Section 4(2) of the Securities Act of 1933, as amended, to sophisticated investors who were officers and directors of the Company, and afforded full access to all corporate records and financial statements. This issue included 350,000 shares issued to The O. Russell Crandall Jr. Family Trust on November 12, 1996, in exchange for computer software systems and intellectual property assigned to the Company by O. Russell Crandall, its president (See Note 3 to financial statements.) On December 11, 1996, the Company issued 50,000 shares of its restricted common stock for $5,000 cash, pursuant to Section 4(2) of the Securities Act of 1933, as amended, to an accredited investor. The Company formed a reasonable belief that this investor was accredited by the investor's completion of a financial questionnaire submitted with his subscription agreement. He was given full access to all corporate information and financial statements. No underwriter was used in the transaction.

On March 26, 1997, the Company issued 95,000 shares of restricted common stock to its attorney for professional services, pursuant to Section 4(2) of the Securities Act of 1933, as amended, to a sophisticated investor who had complete access to all corporate information on the company, which responded to due diligence questionnaires and supplied this investor with all of its financial, corporate and officer and director information which was available. No underwriter was used in the transaction.

On March 26, 1997, the Company issued 330,000 shares of its restricted common stock for $330.00 cash, pursuant to section 4(2) of the Securities Act of 1933, as amended, to an accredited investor. The Company formed a reasonable belief that this investor was accredited by the investor's completion of a financial questionnaire submitted with his subscription agreement. He was given full access to all corporate information and financial statements of the Company.
No underwriter was used in the transaction.

Commencing June 1, 1997, the Company sold unregistered securities in a Regulation D, Rule 504 exempt offering, which closed in September, 1998. Subsequently, the Company sold unregistered securities pursuant to Rule 504 from December, 1998 up to April 6, 1999. The offerings under Rule 504 resulted in the sale of 1,165,000 shares of Company common stock to 56 investors, with gross offering proceeds of $762,500, including services $249,000. The nature of the services were public relations services. The first offering offered 100,000 Units of the Company's common stock, consisting of one share of company common stock and four stock purchase warrants at a price of $2.00 per Unit. The warrants entitled holders thereof to purchase one share of company stock per warrant, at a price of $2.00 per share. The original expiration date of the purchase warrants was July 21, 1998, which was extended for additional 90 day period through October, 1998. No purchase warrants were exercised, and the subsequent offers of common stock under Rule 504 were for shares only, not units, and ranged in price from par value, in the case of stock issued in exchange for services, to $1.70 per share. The offerings were made by officers and directors of the Company, and no underwriter was used in the transaction.

In May, 1999, the Company issued 5,500,000 restricted common shares of company stock to five individuals, in exchange for 100% of the outstanding shares of CVS Technologies, Inc., in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated investors who had full access to all corporate information, consisting of the Company's 15c-211 information statement, its 15c-211 Information Statement and updated financial statements of the company. No underwriter was used in the transaction. Three of these individuals became Company officers and Directors (See Item 4- Securities Ownership of Certain Beneficial Owners and Management.)

In May, 1999, the Company issued 250,000 of company restricted common stock to David Tew, in exchange for 100% of the outstanding stock of AmeriStar Mortgage, Inc., in reliance upon an exemption from registration contained within Section 4(2)of the Securities Act of 1933, as amended, to a sophisticated investor with full access to all corporate information, which was set forth the Company's 15c-211 Information Statement and updated financial statements of the company. No underwriter was used in the transaction.

On March 9, 1998, the Company issued 280,000 shares of restricted common stock to David Werner, pursuant to Section 4(2) of the Securities Act of 1933, as amended, to a sophisticated investor with full access to all corporate information, including updated financial statements of the company in conjunction with the Company's intended acquisition of Mortgage Internet Technologies, Inc. (MIT). The acquisition negotiations have been canceled by MIT, and Mr. Warner has agreed to return his shares for cancellation. No underwriter was used in the transaction.

On March 9, 1998, the Company authorized the issuance of 2,700,000 restricted common shares to O. Russell Crandall, in consideration of past and future services. The shares were subsequently issued in April, 1999 pursuant to
Section 4(2) of the Securities Act of 1933, to an accredited investor. The Company formed the basis that Mr. Crandall was an accredited investor from the market value the shares he held had at the time of the transaction. No underwriter was used in the transaction.

In May, 1999, the Company issued 1,000,000 shares of restricted common stock of the Company per the acquisition agreement to acquire CVS Technologies, Inc., which was issued at Norwood Enterprises' direction 500,000 to Norwood Enterprises and 500,000 to Norwood's partner, RE Investments, Inc. at Norwood's direction, in compliance with the Company's acquisition agreement of the outstanding stock of CVS Technologies, Inc., pursuant to the exemption contained within Section 4(2) of the Securities Act of 1933, to sophisticated investors with full access to all corporate information, which was set forth the Company's 15c-211 Information statement and updated financial statements of the company. No underwriter was used in the transaction.

In May, 1999, the Company issued 150,000 shares of common stock of the Company per the acquisition agreement to acquire the stock of AmeriStar Mortgage, Inc. At the direction of Norwood Enterprises; 75,000 to Norwood and 75,000 to RE Investments, Inc., in compliance with the Company's acquisition agreement of the outstanding stock of AmeriStar Mortgage, Inc., pursuant to the exemption contained within Section 4(2) of the Securities Act of 1933, to sophisticated investors with full access to all corporate information, which was set forth the Company's 15c-211 Information statement and updated financial statements of the company. No underwriter was used in the transaction.

 Seven promissory notes were issued by the company, as follows:

      1.  On February 1, 1997, the company issued a corporate promissory note in exchange for a loan in the principal amount of $5,000, with interest at 18% per annum, all due and payable June 11, 1997. The note was paid in full by the company on December 4, 1997. The note was given pursuant to the exemption from registration contained within Section 4(2) of the Securities Act of 1933, as amended, to sophisticated investors who were afforded full access to all corporate records, and updated financial statements of the company. No underwriter was used in the transaction.

      2.  On September 2, 1997, the company issued a corporate promissory note in exchange for a loan in the principal amount of $2,800, with interest at 8% per annum, all due and payable on demand. The note was paid in full by the company. The note was given pursuant to the exemption from registration contained within Section 4(2) of the Securities Act of 1933, as amended, to sophisticated investors who were afforded full access to all corporate records, and updated financial statements of the company. No underwriter was used in the transaction.

      3.  On October 21, 1997, the company issued a corporate promissory note in exchange for a loan in the principal amount of $1,000, with interest at 18% per annum, all due and payable on demand. The note was paid in full by the company on December 4, 1997. The note was given pursuant to the exemption from registration contained within Section 4(2) of the Securities Act of 1933, as amended, to sophisticated investors who were afforded full access to all corporate records, and updated financial statements of the company. No underwriter was used in the transaction.

      4. On May 27, 1997, the company issued a corporate promissory note in exchange for a loan in the principal amount of $5,000, with interest at 18% per annum, all due and payable on demand. The note was paid in full by the company. The note was given pursuant to the exemption from registration contained within Section 4(2) of the Securities Act of 1933, as amended, to sophisticated investors who were afforded full access to all corporate records, and updated financial statements of the company. No underwriter was used in the transaction.

      5. On October 21, 1997, the company issued a corporate promissory note in exchange for a loan in the principal amount of $1,000, with interest at the rate of 10% per annum, payable on demand. The note was issued pursuant to the exemption from registration contained within Section 4(2) of the Securities Act of 1933, as amended, to a sophisticated investor who was afforded full access to all corporate records, and updated financial statements of the company. No underwriter was used in the transaction.

      6. On July 1, 1998, the company issued a corporate promissory note in exchange for a loan in the principal amount of $5,000, with interest at 18% per annum, all due and payable in 90 days. The note was paid in full by the company. The note was given pursuant to the exemption from registration contained within Section 4(2) of the Securities Act of 1933, as amended, to sophisticated investors who were afforded full access to all corporate records, and updated financial statements of the company. No underwriter was used in the transaction.

      7. On December 11, 1998, the company issued a corporate promissory note in exchange for a loan in the principal amount of $4,000, with interest at the rate of 18% per annum, payable on demand. This note has been paid in full and redeemed by the company. The note was issued pursuant to the exemption from registration contained within Section 4(2) of the Securities Act of 1933, as amended, to a sophisticated investor who was afforded full access to all corporate records, and updated financial statements of the company. No underwriter was used in the transaction.

On March 24, 1999, at its first meeting of the Board of Directors, CVS Technologies, Inc. issued 1500 shares of common stock to its founding officers and directors, in exchange for their contribution of the Y2K RTC card technology. The issuance was made pursuant to the exemption from registration contained within Section 4(2) of the Securities Act of 1933, as amended, to sophisticated investors who were afforded full access to all corporate records, because they were principals of the company who had access to and knowledge of all corporate information. No underwriter was used in the transaction. On March 30, 1999, pursuant to a consent to action without a meeting by the then sole director of AmeriStar Mortgage, Inc., AMI issued 1500 shares of its common stock to its founding sole officer and director in exchange for his contribution of the commercial lending business of Access Business Capital.
The issuance was made pursuant to the exemption from registration contained within Section 4(2) of the Securities Act of 1933, as amended, to sophisticated investors who were afforded full access to all corporate records, which were in the possession of these individuals, who were principals of the Company. No underwriter was used in the transaction. There are no other recent sales of securities by either of the Company's subsidiaries, other than the acquisition by the Company of 100% of the outstanding stock of AmeriStar Mortgage, Inc. and CVS Technologies, Inc.

Item 11. DESCRIPTION OF SECURITIES

COMMON STOCK

The Company is authorized to issue 90,000,000 Shares, all of which are Common Stock at a par value of $.001. The presently outstanding shares of Common Stock are fully paid and non- assessable. There are currently outstanding 11,981,347 Shares of Common Stock. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of the majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and reorganizations), in which cases Delaware law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

Under current Delaware law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the Company to purchase his or her shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Company's certificate of incorporation.

PREFERRED SHARES

The Company is authorized to issue 10,000,000 shares of preferred stock. The holders of preferred stock have one vote per share. The Board of Directors of the Company is authorized to fix or alter the dividend or conversion, voting and redemption rights of any unissued series of preferred stock. There are no shares of preferred stock currently outstanding.

Item 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

DELAWARE STATUTES

Section 145 of the Delaware General Corporation Law, as amended, indemnifies the Company's officers and directors and affects their liability in that capacity, for any expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.


CERTIFICATE OF INCORPORATION AND BY-LAWS

The Company's Certificate of Incorporation provides that the directors of the Company shall be protected from personal liability to the fullest extent permitted by law. This provision indemnifies the Company's officers and directors and affects their liability in that capacity, for any expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The Company's By-laws also contain a provision for the indemnification of the Company's directors (see "Indemnification of the Company's directors (see "Indemnification of Directors and Officers-By-Laws" below.) This provision indemnifies the Company's officers and directors and affects their liability in that capacity, for any expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

 Item 13. FINANCIAL STATEMENTS

 Report of Independent Certified Public Accountant dated June 18, 1999 Financial Statements
 Balance Sheets
 Statement of Loss and Accumulated Deficit
 Statements of Cash Flows
 Statements of Stockholder's Equity
 Notes to Financial Statements

REPORT OF INDEPENDENT AUDITOR

ROGER G. CASTRO (Rogelio Geibig Castro)
Certified Public Accountant
463 West Fifth Street, Oxnard, California 93030
Telephone: (805) 486-5630

To the Shareholders and Board of Directors
AmeriStar Network, Inc.

I have audited the accompanying balance sheets of AMERISTAR NETWORK, INC. (A Development Stage Company) as of March 31, 1999, and related statements of operation, stockholders' equity, and cash flows for year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming the Company will continue as going concern. As discussed in Note 4 to the financial statements, the Company has an accumulated deficit at March 31, 1999 and December 31, 1998. These factors raise substantial doubt about the Company's ability to continue as a going concern.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMERISTAR NETWORK, INC. (A Development Stage Company) for the period then ended March 31, 1999, and the results of operations and cash flows for the period then ended, in conformity with generally accepted accounting principles.

 Oxnard, California
 /s/ Roger G. Castro
 Roger G. Castro
 June 18, 1999

[CAPTION]
AMERISTAR NETWORK, INC.
(A Development Stage Company)
COMPARATIVE BALANCE SHEETS
AS OF MARCH 31, 1999 AND DECEMBER 31, 1998

                                       March 31    December 31
                                        1999          1998
ASSETS
Current Assets:
 Cash in banks                         $ 6,771     $   332
 Note receivable                                     2,265
 Total Current Assets                  -------      ------
                                         6,771       2,597
                                       -------      ------
Property & Equipment:
 Furniture and equipment                2,523       2,523
 Less: accumulated depreciation        (1,015)       (895)
 Total Fixed Assets                    -------      ------
                                        1,508       1,628
                                       -------      ------
Other Assets:
 Software distribution rights         140,666     145,844
 Organization costs                       579         636
                                      -------     -------
 Total Other Assets                   141,245     145,490
                                      -------     -------
TOTAL ASSETS                          149,524    $149,715
                                      =======     =======
LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
 Accounts payable                   $  16,685    $  3,680
 Accrued interest payable                 739         417
 Accrued salaries                       9,000      15,000
 Short term notes payable              10,000      10,000
 Contract payable                      95,000     140,000
                                      -------     -------
 Total Current Liabilities            131,424     169,097
                                      -------     -------
Stockholders' Equity:
 Preferred stocks, $.001 par value
 Authorized shares - 10,000,000
 Issued and outstanding share - none        0           0
 Common stocks, $.001 par value
 Authorized shares - 90,000,000
 Issued and outstanding shares
 - 2,086,347 shares, 2,018,866
 shares                                 2,084       2,019
 Paid in capital                      120,098      42,663
 Deficit accumulated during
 development stage                   (104,482)   ( 64,064)
                                      -------     -------
 Total Stockholders' Equity            18,100     (19,382)
                                      -------     -------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY               $  149,524   $ 149,715


[CAPTION]
AMERISTAR NETWORK, INC.
(A Development Stage Company)
COMPARATIVE STATEMENT OF LOSS AND ACCUMULATED DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31,1999 AND 1998

                                         Cumulative
                                           During                    UNAUDITED
                                         Development   March 31       March 31
                                           Stage        1999              1998

Sales                                     $  -0-          -0-            -0-

Expenses
Amortization                             10,105        4,245
Professional Fees                        34,853       20,086
Interest Expense                          3,345          322            301
Telephone                                 3,276          498            155
Depreciation                              1,231          120            173
Salaries & Wages                         24,000        9,000             -0-
General And Administrative Expenses      16,566        3,915          1,495
Travel                                   10,728        1,839            274
TOTAL EXPENSES                          -------       ------         ------
                                        104,104       40,025          2,097
                                        -------       ------         ------
Net Loss                               (104,104)     (40,025)        (2,097)

Other Income
Interest Income                              22            7             -0-
                                        -------        ------        ------
TOTAL OTHER INCOME (EXPENSES)                22            7             -0-

Net Loss                             $ (104,028)    $(40,018)       $(2,097)
                                        ========     =======         ======
Loss Per Share                                      $  (0.02)            -0-

Weighted Average Shares Outstanding                2,086,347      2,006,500


[CAPTION]
AMERISTAR NETWORK, INC.
(A Development Stage Company)
COMPARATIVE STATEMENTS OF CASH FLOWS
FOR THE PERIOD SEPTEMBER 6, 1996
(INCEPTION) TO MARCH 31, 1999

                                          Cumulative
                                            During                 UNAUDITED
                                          Development   March 31   March 31
                                            Stage        1999       1998

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss                                $ (104,028)   $ (40,018)  $(2,097)
Adjustments to reconcile net loss
to net cash used by operating
activities:
Depreciation & amortization                 11,336        4,365       173
services paid by stocks                     25,095       25,000
(Increase) decrease in note receivable       2,265        2,265
Increase (decrease) in accounts payable     15,346       13,005     1,390
Increase (decrease) in accrued expenses     (5,678)      (5,678)      771
                                            ------       ------     -----
NET CASH USED BY OPERATING ACTIVITIES      (55,718)      (1,061)      237
                                            ------       ------     -----
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment       (2,523)

                                            ------       ------     -----
                                             2,523)
                                            ------       ------     -----
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in notes payable                   20,550
Payments of notes and contract payable     (51,100)     (45,000)
Proceeds from issuance of common stock      95,562       52,500
                                           -------       ------     -----
NET CASH FROM FINANCING ACTIVITIES          65,012        7,500
                                           -------       ------     -----
INCREASE (DECREASE) IN CASH                  6,771        6,439       237

BEGINNING CASH                                 -0-          332         4
                                           -------        -----     -----
ENDING CASH                               $  6,771     $  6,771    $  241
                                           =======        =====     =====

DISCLOSURE FROM OPERATING ACTIVITIES
Interest expense                          $  4,094     $  1,071    $

NON CASH DISCLOSURE
1,175,000 shares issued for
incorporation:                             $ 1,175
350,000 shares issued for
distribution rights :                      $   350
95,000 shares issued for expenses:         $    95
14,981 shares issued for services:         $25,000      $25,000


[CAPTION]
AMERISTAR NETWORK, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD SEPTEMBER 23, 1996
(INCEPTION) TO MARCH 31, 1999

                                                                       Deficit
                                                                   Accumulated
                                              Common   Additional       During
                                     Shares    Stock @  Paid-In    Development
                                Outstanding   Par Value Capital          Stage
                                -----------  ---------- -------   -----------
Balance at September 23,1996
(inception)                          -       $    -     $    -     $     -

Net Loss for Period Ended
December 31, 1996                                                        (798)

Stocks Issued - Organizational
Costs at $.001 per Share          1,175,000     1,175

Stocks Issued for Cash
at $.10 per Share                    50,000        50     4,950

Stocks Issued for
Marketing Rights at                 350,000       350
                                  ---------     -----     -----      --------
Balance at December
31, 1996                          1,575,000     1,575     4,950        (  798)

Net Loss for Period Ended
December 31, 1997                                                     (28,813)

Shares Issued for
Professional Fees                    95,000        95

Shares Issued for Cash              330,000       330

Shares Issued for Cash                6,500         6    12,994
                                  ---------     -----    ------       -------
Balance at December 31, 1996      2,006,500     2,006    17,944       (29,611)

Net Loss for the Period
Ended December 31, 1998                                               (34,453)

Stocks Issued for Cash
@ $2.00 per share                     6,550         7    13,093

Stocks Issued for Debt
Satisfaction @ $2.00                  5,816         6    11,626
                                  ---------     -----    ------       -------
Balance at December 31,  1998     2,018,886     2,019    42,663       (64,064)

Net Loss for the three months
ended March 31, 1999                                                  (40,018)

Stock Issued for Cash
@ $1.00 per share                    52,500        50    52,450

Stocks Issued for Services
@ $2.00 per share                    14,981        15    24,985
                                  ---------     -----    ------      -------
Balance at  March 31,  1999       2,086,347    $2,084  $120,098    $(104,082)
                                  =========     =====   =======      =======


[CAPTION]
AMERISTAR NETWORK, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1. BUSINESS ACTIVITY
The Company was incorporated under the laws of the state of Delaware on September 23, 1996 using the name AMERISTAR NETWORK, INC.

The purpose for which the Corporation is organized is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware including, without limitation, to engage directly or through a subsidiary or subsidiaries in the business of acquiring, operate and or managing mortgage brokerage business and to develop, research, design, produce, buy, sell, license or otherwise deal in mortgage technology or related devises which are necessary, useful and desirable in connection with said business.

The Company has been in the development stage since its formation on September 23, 1996. Planned principal operations have not commenced.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

A.  The Company uses the accrual method of accounting.

B. Revenues and directly related expenses are recognized in the period when the goods are shipped to the customers.

C. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.

D. Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.

E. Depreciation: The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related assets or the estimated lives of the assets. Depreciation is computed on the straight-line method for reporting purposes and for tax purposes.

F. Estimates; The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3. MARKETING RIGHTS
On November 12, 1996, the Company issued 350,000 shares of its common stock to acquire a Computer Software Systems and Intellectual Property relating to loan origination and processing systems. The Company valued the Software License, Sale and Distribution Agreement at the par value ($350) of the shares issued. The territory covered by the license is described by the agreement as follows "All affiliated mortgage brokers of the purchaser, real estate sale officers, agents, brokers, and infinity groups, in the U.S.A." The initial term of the agreement is a period of ten years from November 12, 1996.

NOTE 4. GOING CONCERN
The Company has nominal assets and no current operations with which to create operating capital. The Company seeks to raise operating capital with which to seek business opportunities to utilize the technology it has acquired via placements of its common stock. However, there can be No assurance that such offering or negotiations for private capital will be successful. Management plans to raise additional working capital in subsequent private offerings of its common stock. The Company will initially seek to raise up to $5 million in a private placement of it's common stock, and continues to negotiate for private capital. However, there can be no assurance that any such offering or negotiations for private capital will be successful if the Company is unable to regain its position on the NASD Bulletin Board.

NOTE 5. PROPERTY AND EQUIPMENT
The Company capitalizes the purchased and fixtures for major purchases in excess of $300 per item. Capitalized amounts are depreciated over the useful life of the assets using the straight-line method of depreciation. The following is a summary of property and equipment at cost, less accumulated depreciation:
                                      1998            1997        1996

  Furniture and equipment          $ 2,523        $  2,523     $   -0-
  Less accumulated depreciation      ( 895)         (  418)      ( -0-)
  Total                            $ 1,628        $  2,105     $   -0-
                                    ========        =========   ==========
NOTE 6. INCOME TAXES
The Company has adopted the provisions of SFAS No. 109 "Accounting for Income Taxes". SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal Revenue Codes are met. These losses are as follows:

Year of Loss                   Amount             Expiration Date

1996                           $ 798                   2011
1997                          28,813                   2012
1998                          34,453                   2013

NOTE 7. NOTES PAYABLE

Note #1 - To an individual due
on demand with interest at 10%
per annum, dated October 21, 1997              1,000

Note #2 - To an individual due
on demand with interest at 18%
per annum, dated July 1, 1998                  5,000

Note #3 - To an individual due
on demand with interest at 18%
per annum, dated December 11, 1998             4,000
                                             =======
                                             $10,000

NOTE 8. RELATED PARTY TRANSACTIONS The Company issued 350,000 shares of its common stock to an officer of the Company to acquire marketing rights (see Note
3). The Company purchased furniture and fixtures and computer equipment for $2,524 from an officer of the Company.

NOTE 9.  NEW TECHNICAL PRONOUNCEMENTS
In February 1997, SFAS No. 129, "Disclosure of Information about Capital Structure" was issued effective for periods ending after December 15, 1997. The Company has adopted the disclosure provisions of SFAS No. 129, effective with the fiscal year ended December 31, 1997. Adoption of SFAS 129.

In June 1997, SFAS 130, "Reporting Comprehensive Income" was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No.130, with the fiscal year ended December 31, 1998. Adoption of SFAS 130 is not expected to have a material impact on the Company's financial statements.

NOTE 10. SOFTWARE LICENSING PURCHASE AGREEMENT
On June 6, 1998, the Company entered into an Agreement with Mortgage Internet Technologies, (MIT), a New Mexico corporation, to purchase through an exclusive license agreement the Wholesale Network Center portion of the Virtual Lender Software System and Intellectual Property. The agreement grants the Company perpetual usage of the license and technology for the United States of America, Mexico and Canada. The Agreement provides the Company with a ninety-day period from the contract date to pay the entire purchase price of $150,000. The basis of the rights was valued based on the contract licensing agreement. Subsequent to the balance sheet date, the contract was fully paid in June 1999.

In the event the Company sells or licenses the Virtual Lender Wholesale Network Center, MIT will receive a one time license and realty fee of %5 of the purchase price or overall license fee.

NOTE 11. PRIVATE OFFERING OF COMMON STOCK
The Company offers for sale to residents of the States of New York, Florida, Oklahoma, and the District of Columbia, to "accredited investors" in the State of Colorado, and outside the United States to Non-US Residents, up to 100,000 Units ("the Units"), at $2.00 per Unit. Each Unit consists of one share of Common Stock ($.001 Par Value), and four Stock Purchase Warrants. Each Warrant entitles the holder thereof to purchase one share of Common Stock of the Company at a purchase price of $2.00. The original expiration date of the warrants was July 21, 1998, the Board of Directors extended the expiration date ninety days from the original expiration date and provided for an additional extension of ninety days if needed. The Company has the right to call in the Warrants on fifteen days notice, if not exercised by the holder prior to the expiration of the fifteenth day's notice, if not exercised by the Holder prior to the expiration of the fifteen day's notice period, should the Company's Common Stock trade at or above a $2.75 reported closing bid or trade price for not less than ten consecutive trading days. The Offering is made in reliance upon an exemption from registration under the federal and state securities laws pursuant to the Regulation D, Rule 504, of the Securities and Exchange Commission, and is made outside of the United States in reliance upon an exemption from registration under Regulation S of the Securities and Exchange Commission.

NOTE 12.  SUBSEQUENT EVENTS
On April 26, 1999, the Company issued 5,500,000 shares of its common stock in exchange for 100% CVS Technologies, Inc. common stock shares issued and outstanding. CVS incorporated on March 23, 1999 in the state of Delaware.
This combination will be accounted for as a pooling of interest as per APB Opinion No. 16. As of March 31, 1999 (balance sheet date), CVS has no recorded assets and liabilities that will materially change this financial statement.

On May 13, 1999, the Company issued 250,000 shares of its common stock in exchange for 100% of the shares issued and outstanding of AmeriStar Mortgage, Inc. AmeriStar Mortgage, Inc. was incorporated March 18, 1999 in the state of Delaware. This combination will be accounted for as a pooling of interest as per APB Opinion No. 16. As of December 31, 1998 and March 31, 1999 (balance sheet date), AmeriStar Mortgage, Inc. has no recorded assets and liabilities that will materially change this financial statement.

Both firms satisfy the criteria set forth by APB No. 16.

ATTRIBUTES:

1. Each of the combining firms were never a subsidiary or division or another firm.

2. Each of the combining firms are independent of one another.

MANNER OF COMBINING INTEREST:

1. These combinations are accomplished in a single transaction.

2. Common stocks were issued for all assets of the combining firms.

3. The shares issued have rights identical to those of the majority of the issuer's outstanding voting common shares.

4. None of the combining companies changes the equity interest of the voting common stock in contemplation of effecting the combination.

5. Each of the combining companies reacquires shares of voting common stock only for purposes other than business combinations, and no company reacquires more than a normal number of shares between the dates the plan of combination is initiated and consummated.

6. The ratio of the interest of an individual common shareholder to those of other common shareholders remained the same as a result of the exchange of stock to effect the combinations.

7. The voting rights to which the common stock ownership interests in the resulting combined corporation are entitled and exercisable by the stockholders. There are no restrictions exercising those rights for a period.

8. The combination is resolved at the date the plan is consummated and no provisions of the plan relating to the issue of securities or other consideration are pending.

ABSENCE OF PLANNED TRANSACTIONS

1. The combined corporation does not agree directly or indirectly to retire or reacquire all or part of the common stock issued to effect the combination.

2. The combined corporation does not enter into other financial arrangements for the benefit of the former stockholders of a combining company.

3. The combined corporation does not intend or plan to dispose of a significant part of the assets of the combining companies within 2 days after the combination other than disposals in the ordinary course of business of the formerly separate companies and to eliminate duplicate facilities or excess capacity.

[CAPTION]
REPORT OF INDEPENDENT AUDITOR

ROGER G. CASTRO (Rogelio Geibig Castro)
Certified Public Accountant
463 West Fifth Street, Oxnard, California 93030
Telephone: (805) 486-5630

To the Shareholders and Board of Directors
AMERISTAR NETWORK, INC.

I have audited the accompanying balance sheets of AMERISTAR NETWORK, INC.(A Development Stage Company) as of December 31, 1998, and the related statements of operation, stockholders' equity, and cash flows for year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

The financial statements of AMERISTAR NETWORK, INC. (A Development Stage Company)as at December 31, 1997 and 1996 were audited by other auditor whose report dated July 6, 1998, expressed an unqualified opinion on those statements. These financial statements are included in the registration statement.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming the Company will continue as going concern. As discussed in Note 4 to the financial statements, the Company has an accumulated deficit at December 31, 1998. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters is also discussed in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMERISTAR NETWORK, INC.(A Development Stage Company) for the period then ended March 31, 1999, and the results of operations and cash flows for the period then ended March 31, 1999, in conformity with generally accepted accounting principles.

/s/ Roger G. Castro
Roger G. Castro
Oxnard, California
April 28, 1999


[CAPTION]
AMERISTAR NETWORK, INC.
(A Development Stage Company)
BALANCE SHEETS
AS OF DECEMBER 31, 1998, 1997, 1996

                                        1998         1997               1996
                                       -----         ----            --------
ASSETS
Current Assets:
 Cash in banks                         $ 332          $ 4            $ 9,677
 Note receivable                       2,265
                                       -----          ---              -----
 Total Current Assets                  2,597            4              9,677
                                       -----          ---              -----
Property & Equipment:
 Furniture and equipment               2,523         2,523
 Less: accumulated depreciation         (895)         (418)
                                       ------        -----             -----
 Total Fixed Assets                    1,628         2,105
                                       -----         -----              -----

Other Assets:
 Software distribution rights        144,854          301                346
 Organization costs                      636          871              1,106
                                     -------         -----             -----

 Total Other Assets                  145,490        1,172              1,452
                                     -------        -----              -----

TOTAL ASSETS                       $ 149,715      $ 3,281            $11,129
                                    ========      =======            =======

LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
 Accounts payable                  $   3,680      $   922            $   254
 Accrued interest payable                417          470                148
 Accrued salaries                     15,000
 Short term notes payable             10,000       11,550              5,000
 Contract payable                     140,00
                                    --------      --------            -------
 Total Current Liabilities           169,097       12,942              5,402
                                    --------      --------            -------

Stockholders' Equity:
 Preferred stocks, $.001 par value
 Authorized shares - 10,000,000
 Issued and outstanding share - none       0            0                  0
 Common stocks, $.001 par value
 Authorized shares - 90,000,000
 Issued and outstanding shares
 - 2,018,866 shares, 2,006,500
 shares and 1,575,000 shares           2,019        2,006              1,575
 Paid in capital                      42,663       17,944              4,950
 Deficit accumulated during
 development stage                   (64,064)     (29,611)              (798)
                                   ----------     --------          --------
 Total Stockholders' Equity          (19,382)     ( 9,661)             5,727
                                   ----------     --------          --------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY               $ 149,715      $ 3,281           $ 11,129
                                    =========      =======           ========


[CAPTION]
AMERISTAR NETWORK, INC.
(A Development Stage Company)
STATEMENT OF LOSS AND ACCUMULATED DEFICIT
For the years ended December 31, 1998, 1997, 1996

                                    Cumulative
                                      During   December   December    December
                                    Development   31         31          31
                                      Stage      1998       1997        1996

Sales                              $   -0-        -0-         -0-         -0-

Expenses
Amortization                        5,860      5,707         280          73
Professional Fees                  14,767      3,880      10,887          -0-
Interest Expense                    3,023      1,071       1,804         148
Telephone                           2,778      1,834         994          -0-
Depreciation                        1,111        693         418          -0-
Salaries & Wages                   15,000     15,000          -0-         -0-
General And Administrative
Expenses                           12,651      3,936       8,283         432
Travel                              8,889      2,547       6,197         145
TOTAL EXPENSES                     -------     ------     ------        -----
                                   64,079     34,468      28,813         798
                                   -------    -------     ------        -----

                                  (64,079)   (34,468)    (28,813)       (798)

Other Income
Interest Income                       15          15
                                  -------    --------    --------     --------
TOTAL OTHER INCOME (EXPENSES)         15          15
                                  -------    --------    --------     --------

Net Loss                       $ (64,064)  $ (34,453)    (28,813)       (798)
                                 ========    ========    ========     =======
Loss Per Share                             $   (0.02)    $ (0.02)     $ (0.00)

Weighted Average
Shares Outstanding                         2,010,800    1,739,740   1,575,000


[CAPTION]
AMERISTAR NETWORK, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD SEPTEMBER 23, 1996
(INCEPTION) TO DECEMBER 31, 1998


                                                                      Deficit
                                   Number                           Accumulated
                                     of        Common   Additional    During
                                   Shares     Stock at    Paid-in   Development
                                 Outstanding  Par Value   Capital     Stage
 Balance at September 23,
 1996 (inception)              $       -       $  -      $   -        $  -

 Net loss for period
 ended December 31, 1996                                               $( 798)

 Stocks issued for
 Organization costs
 at.001 per share               1,175,000      1,175

 Stocks issued for
 cash at $.10 per Share            50,000         50        4,950

 Stocks issued for
 Marketing Rights at              350,000        350

 Balance-December 31, 1996      1,575,000      1,575        4,950      ( 798)

 Net Loss for the period
 ended December 31, 1997                                             (28,813)

 Shares Issued for
 Professional fees at
 $.001 per share                   95,000         95

 Shares Issued for cash
 at $.001 per share               330,000        330

 Shares Issued for cash
 at $2.00 per share                 6,500          6       12,994
                                =========       =====      ======      =======
 Balance-December 31, 1997      2,006,500      2,006       17,944      (29,611)

 Net Loss for the period
 ended December 31, 1998                                               (34,453)

 Stocks Issued for
 Cash at $2.00 per share            6,550          7       13,093

 Stocks Issued for
 Debt satisfaction
 at $2.00 per share                 5,816          6       11,626

 Balance at December            =========      =====       ======      =======
 31, 1998                       2,018,886      2,019       42,663      (64,064)


[CAPTION]
AMERISTAR NETWORK, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
FOR THE PERIOD SEPTEMBER 6, 1996
(INCEPTION) TO DECEMBER 31, 1998

                                      Cumulative
                                        During     December  December  December
                                      Development     31        31         31,
                                        Stage        1998      1997       1996

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                $(64,064)  $(34,453) $(28,813)   $(798)
Adjustments to reconcile net loss to
net cash used by operating activities:
Depreciation & amortization                7,742       6,971       698      73
Services paid by stocks
Increase in accounts receivable            2,265       2,265
Increase (decrease) in accounts payable    3,680       2,758       668     254
Increase (decrease) in  in accrued
expenses                                  15,075      14,605       322     148
                                         -------      ------    ------    -----
NET CASH USED BY OPERATING ACTIVITIES    (35,207)     (7,854)  (27,030)   (323)
                                         --------     -------   -------   -----

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment     (2,523)               (2,523)
Acquisition of software                 (150,000)   (150,000)
                                        ---------   ---------   -------  -----
NET CASH USED BY INVESTING ACTIVITIES   (152,253)   (150,000)   (2,523)
                                        ---------   ---------   -------  -----

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in notes payable                 20,550       9,000     6,550    5,000
Increase in contract payable             150,000     150,000
Payments of notes and contract payable   (25,550)    (25,550)
Proceeds from issuance of common stock    43,062      24,732    13,330    5,000
                                         -------     -------    ------    -----
NET CASH PROVIDED BY FINANCING
ACTIVITIES                               188,062     158,182    19,880   10,000
                                         -------     -------    ------   ------

INCREASE (DECREASE) IN CASH                  332         328    (9,673)   9,677

BEGINNING CASH                                -0-          4    (9,673)   9,677

                                          -------     ------   -------  -------
ENDING CASH                                 $332        $332        $4   $9,677
                                          =======     ======   ======== =======
DISCLOSURE FROM OPERATING
ACTIVITIES
Interest expense                          $3,023       $1,071   $1,804     $148

NON CASH DISCLOSURE
1,075,000 shares issued for
incorporation expenses                    $1,175                         $1,175
350,000 shares issued for
distribution rights                       $  350                         $  350
95,000 shares issued for expenses         $   95                   $95


[CAPTION]
AMERISTAR NETWORK, INC.
(A Development Stage Company)
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998

NOTE 1. BUSINESS ACTIVITY
The Company was incorporated under the laws of the state of Delaware on September 23, 1996 using the name AMERISTAR NETWORK, INC.

The purpose for which the Corporation is organized is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware including, without limitation, to engage directly or through a subsidiary or subsidiaries in the business of acquiring, operate and or managing mortgage brokerage business and to develop, research, design, produce, buy, sell, license or otherwise deal in mortgage technology or related devises which are necessary, useful and desirable in connection with said business.

The Company has been in the development stage since its formation on September 23, 1996. Planned principal operations have not commenced.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

A.  The Company uses the accrual method of accounting.

B. Revenues and directly related expenses are recognized in the period when the goods are shipped to the customers.

C. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.

D. Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.

E. Depreciation: The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related assets or the estimated lives of the assets. Depreciation is computed on the straight-line method for reporting purposes and for tax purposes.

F. Estimates; The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3. MARKETING RIGHTS
On November 12, 1996, the Company issued 350,000 shares of its common stock to acquire a Computer Software Systems and Intellectual Property relating to loan origination and processing systems. The Company valued the Software License, Sale and Distribution Agreement at the par value ($350) of the shares issued. The territory covered by the license is described by the agreement as follows "All affiliated mortgage brokers of the purchaser, real estate sale officers, agents, brokers, and infinity groups, in the U.S.A." The initial term of the agreement is a period of ten years from November 12, 1996.

NOTE 4. GOING CONCERN
The Company has nominal assets and no current operations with which to create operating capital. The Company seeks to raise operating capital with which to seek business opportunities to utilize the technology it has acquired via placements of its common stock. However, there can be No assurance that such offering or negotiations for private capital will be successful. Management plans to raise additional working capital in subsequent private offerings of its common stock. The Company will initially seek to raise up to $5 million in a private placement of it's common stock, and continues to negotiate for private capital. However, there can be no assurance that any such offering or negotiations for private capital will be successful if the Company is unable to regain its position on the NASD Bulletin Board.

NOTE 5. PROPERTY AND EQUIPMENT
The Company capitalizes the purchased and fixtures for major purchases in excess of $300 per item. Capitalized amounts are depreciated over the useful life of the assets using the straight-line method of depreciation. The following is a summary of property and equipment at cost, less accumulated depreciation:
                                      1998            1997        1996

  Furniture and equipment          $ 2,523        $  2,523     $   -0-
  Less accumulated depreciation      ( 895)         (  418)      ( -0-)
  Total                            $ 1,628        $  2,105     $   -0-
                                    ========        =========   ==========
NOTE 6. INCOME TAXES
The Company has adopted the provisions of SFAS No. 109 "Accounting for Income Taxes". SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal Revenue Codes are met. These losses are as follows:

Year of Loss                   Amount             Expiration Date

1996                           $ 798                   2011
1997                          28,813                   2012
1998                          34,453                   2013

NOTE 7. NOTES PAYABLE
                                     1998          1997            1996

Note #1 - To a related party due
on demand bearing interests          $ 0          $2,800        $    0
At 8% per annum, note dated
September 2, 1997

Note #2 - To  a trust due on demand
bearing interest at 8%
Per annum, note dated May 27, 1997     0           5,000             0

Note #3 - To an individual due on
demand bearing interest
At 18% per annum, note dated
February 11, 1997                      0           2,750             0

Note #4 - To an individual due on
demand interest at 10%
Per annum, note dated
October 21, 1997                   1,000           1,000             0

Note #5 - To an individual
due May 11, 1997, interest at
18% per annum                          0               0         5,000

Note #6 - To an individual due
 in ninety days at 18% per         5,000               0             0
annum, note dated July 1, 1998

Note #7 - To an individual due
on at 18% per annum,
note dated December 11, 1998       4,000               0             0
                                 -------           ------       ------
        Total                    $10,000         $ 11,550      $ 5,000
                                  ======           ======        ======

NOTE 8.  RELATED PARTY TRANSACTIONS
The Company issued 350,000 shares of its common stock to an officer of the Company to acquire marketing rights (see Note 3).

The Company purchased furniture and fixtures and computer equipment for $2,524 from an officer of the Company.

NOTE 9.  NEW TECHNICAL PRONOUNCEMENTS
In February 1997, SFAS No. 129, "Disclosure of Information about Capital Structure was issued effective for periods ending after December 15, 1997. The Company has adopted the disclosure provisions of SFAS No. 129, effective with the fiscal year ended December 31, 1997. Adoption of SFAS 129.

In June 1997, SFAS 130, "Reporting Comprehensive Income" was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No.130, with the fiscal year ended December 31, 1998. Adoption of SFAS 130 is not expected to have a material impact on the Company's financial statements.

NOTE 10. SOFTWARE LICENSING PURCHASE AGREEMENT
On June 6, 1998, the Company entered into an Agreement with Mortgage Internet Technologies, (MIT), a New Mexico corporation, to purchase through an exclusive license agreement the Wholesale Network Center portion of the Virtual Lender Software System and Intellectual Property. The agreement grants the Company perpetual usage of the license and technology for the United States of America, Mexico and Canada. The Agreement provides the Company with a ninety-day period from the contract date to pay the entire purchase price of $150,000. The basis of the rights was valued based on the contract licensing agreement. Subsequent to the balance sheet date, the contract was fully paid in June 1999.

In the event the Company sells or licenses the Virtual Lender Wholesale Network Center, MIT will receive a one time license and realty fee of %5 of the purchase price or overall license fee.

NOTE 11. PRIVATE OFFERING OF COMMON STOCK
The Company offers for sale to residents of the States of New York, Florida, Oklahoma, and the District of Columbia, to "accredited investors" in the State of Colorado, and outside the United States to Non-US Residents, up to 100,000 Units ("the Units"), at $2.00 per Unit. Each Unit consists of one share of Common Stock ($.001 Par Value), and four Stock Purchase Warrants. Each Warrant entitles the holder thereof to purchase one share of Common Stock of the Company at a purchase price of $2.00. The original expiration date of the warrants was July 21, 1998, the Board of Directors extended the expiration date ninety days from the original expiration date and provided for an additional extension of ninety days if needed. The Company has the right to call in the Warrants on fifteen days notice, if not exercised by the holder prior to the expiration of the fifteenth day's notice, if not exercised by the Holder prior to the expiration of the fifteen day's notice period, should the Company's Common Stock trade at or above a $2.75 reported closing bid or trade price for not less than ten consecutive trading days. The Offering is made in reliance upon an exemption from registration under the federal and state securities laws pursuant to the Regulation D, Rule 504, of the Securities and Exchange Commission, and is made outside of the United States in reliance upon an exemption from registration under Regulation S of the Securities and Exchange Commission.

NOTE 12.  SUBSEQUENT EVENTS (UNAUDITED)
On April 26, 1999, the Company issued 5,500,000 shares of its common stock in exchange for 100% CVS Technologies, Inc. common stock shares issued and outstanding. CVS incorporated on March 23, 1999 in the state of Delaware.
This combination will be accounted for as a pooling of interest as per APB Opinion No. 16. As of March 31, 1999 (balance sheet date), CVS has no recorded assets and liabilities that will materially change this financial statement.

On May 13, 1999, the Company issued 250,000 shares of its common stock in exchange for 100% of the shares issued and outstanding of AmeriStar Mortgage, Inc. AmeriStar Mortgage, Inc. incorporated March 18, 1999 in the state of Delaware. This combination will be accounted for as a pooling of interest as per APB Opinion No. 16. As of December 31, 1998 and March 31, 1999 (balance sheet date), AmeriStar Mortgage, Inc. has no recorded assets and liabilities that will materially change this financial statement.

Both firms satisfy the criteria set forth by APB No. 16.

ATTRIBUTES:

1. Each of the combining firms were never a subsidiary or division or another firm.

2. Each of the combining firms are independent of one another.

MANNER OF COMBINING INTEREST:

1. These combinations are accomplished in a single transaction.

2. Common stocks were issued for all assets of the combining firms.

3. The shares issued have rights identical to those of the majority of the issuer's outstanding voting common shares.

4. None of the combining companies changes the equity interest of the voting common stock in contemplation of effecting the combination.

5. Each of the combining companies reacquires shares of voting common stock only for purposes other than business combinations, and no company reacquires more than a normal number of shares between the dates the plan of combination is initiated and consummated.

6. The ratio of the interest of an individual common shareholder to those of other common shareholders remained the same as a result of the exchange of stock to effect the combinations.

7. The voting rights to which the common stock ownership interests in the resulting combined corporation are entitled and exercisable by the stockholders. There are no restrictions exercising those rights for a period.

8. The combination is resolved at the date the plan is consummated and no provisions of the plan relating to the issue of securities or other consideration are pending.

ABSENCE OF PLANNED TRANSACTIONS

1. The combined corporation does not agree directly or indirectly to retire or reacquire all or part of the common stock issued to effect the combination.

2. The combined corporation does not enter into other financial arrangements for the benefit of the former stockholders of a combining company.

3. The combined corporation does not intend or plan to dispose of a significant part of the assets of the combining companies within 2 ** after the combination other than disposals in the ordinary course of business of the formerly separate companies and to eliminate duplicate facilities or excess capacity.

[CAPTION]
INDEPENDENT AUDITOR REPORT
SCHVANEVELDT AND COMPANY
Certified Public Accountant
275 E. South Temple, Suite 300
Salt Lake City, Utah 84111

(801) 521-2392

Darrell T. Schvaneveldt, C.P.A.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of AMERISTAR NETWORK, INC.:

I have audited the accompanying balance sheets of AMERISTAR NETWORK, INC., as of July 31, 1998, December 31, 1997 and 1996, and the related statements of operations, stockholders' equity, and cash flows for the period ended July 31, 1998 and the years ended December 31, 1997 & 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examine, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #4 to the financial statements, the Company has an accumulated deficit at July 31,1998. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note #4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of AMERISTAR NETWORK, INC., as of July 31, 1998, December 31, 1997 and 1996, and the results of its operations and its cash flows for the period ended July 31, 1998, and the years ended December 31, 1997 & 1996, in conformity with generally accepted accounting principles.

/s/ Schvaneveldt and Company
Schvaneveldt and Company
Salt Lake City, Utah
July 31, 1998


 [CAPTION]
 AMERISTAR NETWORK, INC.
 (A Development Stage Company)
 BALANCE SHEETS
 JULY 31, 1998, DECEMBER 31, 1997 & 1996

                                       July 31      December 31   December  31
                                        1998          1997           1996
Assets
 Current Assets
 Cash in Bank                           $ 3,651  $       4         $   9,677
   Property & Equipment
 Computer & Equipment - Net               1,490         1,695             -0-
 Furniture & Fixture - Net                  377           410             -0-
   Total Property & Equipment             1,867         2,105             -0-
 Other Assets
 Software Distribution Rights           149,023           301            346
 Organization Costs - Net                   753           871          1,106
 Total Other Assets                     149,776         1,172          1,452
 Total Assets                           155,294         3,281         11,129
   Liabilities & Stockholder Equity
 Current Liabilities
 Accounts Payable                           308           922            254
 Accrued Interest Payable                   126           470            148
 Notes Payable                            6,000        11,550          5,000
 Contracts Payable                      140,000           -0-             -0-
 Total Current Liabilities              146,434        12,942          5,402
 Stockholders' Equity
 Preferred Stock,
 10,000,000 Shares
 Authorized at $0.001
 Par Value None Issued                      -0-            -0-            -0-
 Common Stock, 90,000,000
 Shares Authorized at $0.001
 Par Value, 2,018,766 Shares
 2,006,500 Shares and
 1,575,000 Shares Issued
 & Outstanding Respectively              2,019          2,006          1,575
 Paid In Capital                       42, 463          1,794          4,950
 Accumulated Deficit                  ( 35,622)      ( 29,611)       (   798)
   Total Stockholders'  Equity           8,860        ( 9,661)         5,727
 Total Liabilities &
 Stockholders' Equity                $ 155,294        $ 3,281       $ 11,129


[CAPTION]
AMERISTAR NETWORK, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
FOR THE ACCUMULATED PERIOD SEPTEMBER 23, 1996
(INCEPTION DATE) TO JULY 31, 1998
& THE PERIOD JANUARY 1, 1998 TO JULY 31, 1998 &
THE YEAR ENDED DECEMBER 31, 1997
& THE PERIOD SEPTEMBER 23, 1996
(INCEPTION DATE) TO DECEMBER 31, 1996


                          Cumulative
                            during
                          Development
                             Stage       December 31      December 31
                             1998            1997            1996

 Revenues                   $ -0-             -0-             -0-
 Expenses
 Amortization              1,749           1,396             280
 Professional Fees        12,167           1,280          10,887
 Interest Expenses         2,690             738           1,804
 Telephone                 1,591             647             944
Depreciation                656             238             418
 General &
Administrative
 Expenses                 9,933           1,218           8,283
 Travel                   6,836             494           6,197

 Total Expenses          35,622           6,011          28,813

 Net Loss             ($ 35,622)        ($6,011)      ($ 28,813)

Loss Per Share           ($ .00)         ($ .02)         ($ .00)
Weighted Average
Shares Outstanding               2,010,750       1,739,740      ********


[CAPTION]
AMERISTAR NETWORK, INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD SEPTEMBER 23, 1996
(INCEPTION DATE) TO JULY 31, 1998
                                                                       Deficit
                                                                   Accumulated
                                              Common   Additional       During
                                     Shares    Stock @  Paid-In    Development
                                Outstanding   Par Value Capital          Stage
                                -----------  ---------- -------   -----------

 Balance, September 23, 1996             -0-      $ -0-     $ -0-     $ - 0-
 Shares Issued for Organization
 Costs at $.001 Per Share         1,175,000      1,175        -0-        -0-

 Shares Issued for Cash at
 $.10 Per Share                      50,000         50     4,950        - 0-

 Shares Issued for Marketing
 Rights at $.001 Per Share          350,000        350        -0-        -0-

 Loss for Period Ended
 December 31, 1996                                                    ( 798)

 Balance, December 31, 1996       1,575,000  1,574,950                ( 798)

 Shares Issued for
 Professional Fees at $.001          95,000         95         -0-       -0-

 Shares Issued for Cash at
 $.001 Per Share                    330,000        330         -0-       -0-

 Shares Issued for Cash at
 $2.00 Per Share                      6,500          6     12,994        -0-

 Loss for Period Ended
 December 31, 1997                  (28,813)

 Balance, December 31, 1997       2,006,500      2,006     17,944    (29,611)

 Shares Issued for Cash
 at $2.00 Per Share                   6,450          7     12,893        -0-

 Shares Issued for
 Debt Satisfaction at $2.00
 Per Share                            5,816          6     11,626        -0-

 Loss for Period Ended
 July 31, 1998                                                      ( 6,011)

 Balance, July 31, 1998           2,018,766      2,019     42,464  ($35,622)

[CAPTION]
 AMERISTAR NETWORK, INC.
(A Development Stage Company)
Statement of Cash Flows
Accumulated for the Period September 23, 1996 (Inception Date) to July 31, 1998 & the Period January 1, 1998 to July 31, 1998 & the Period January 1, 1998 to July 31, 1998 & the Period September 23, 1996 (Inception
Date) to December 31, 1996

                                       Accumul-   July 30   December   December
                                         ated       1998    1, 1997    31, 1996

 Revenues                               $   -0-        -0-        -0-      -0-

Cash Flows from
Operating Activities
Net Loss                             ($ 35,622)  ($ 6,011) ($ 28,813)  ($ 798)
 Adjustments to Reconcile Net Loss
 to Net Cash Used by Operating
 Activities;
 Amortization                            1,749      1,396        280       73
 Depreciation                              656        238        418       -0-
 Services for Stock in Lieu of Cash         95        -0-         95       -0-
 Changes in Operating Assets & Liabilities;
 (Decrease) Increase in Accounts Payable   308    (  614)        668      254
 Increase in Interest Payable              126    (  344)        322      148

 Net Cash Used by Operating Activities (32,688)  ( 5,335)   ( 27,030)  (  323)

 Cash Flows from Investing Activities
 Purchase of Computer Equipment         ( 2,054)      -0-    ( 2,054)      -0-
 Purchase of Furniture                   (  469)      -0-       (469)      -0-
 Purchase of Software                  (150,000 (150,000)         -0-      -0-

 Net Cash Used by Investing Activities (152,523)(150,000)   (  2,523)      -0-

 Cash Flows from Financing Activities
 Sale of Common Stock                    42,862   24,532      13,330    5,000
 Increase in Notes Payable               11,550       -0-      6,550    5,000
 Increase in Contracts Payable          150,000  150,000         -0-
 Payment of Notes                     ( 15, 550)( 15,550)        -0-       -0-

Net Cash Provided by
Financing Activities                    188,862  158,982     19,880    10,000

 Increase (Decrease) in Cash              3,651    3,647    ( 9,673)    9,677

 Cash at Beginning of Period                 -0-       4      9,677        -0-
 Cash at End of Period                    3,651    3,651          4     9,677


[CAPTION]
AMERISTAR NETWORK, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1. BUSINESS ACTIVITY
The Company was incorporated under the laws of the state of Delaware on September 23, 1996 using the name AMERISTAR NETWORK, INC.

The purpose for which the Corporation is organized is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware including, without limitation, to engage directly or through a subsidiary or subsidiaries in the business of acquiring, operate and or managing mortgage brokerage business and to develop, research, design, produce, buy, sell, license or otherwise deal in mortgage technology or related devises which are necessary, useful and desirable in connection with said business.

The Company has been in the development stage since its formation on September 23, 1996. Planned principal operations have not commenced.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

A.  The Company uses the accrual method of accounting.

B. Revenues and directly related expenses are recognized in the period when the goods are shipped to the customers.

C. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.

D. Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.

E. Depreciation: The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related assets or the estimated lives of the assets. Depreciation is computed on the straight-line method for reporting purposes and for tax purposes.

F. Estimates; The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3. MARKETING RIGHTS
On November 12, 1996, the Company issued 350,000 shares of its common stock to acquire a Computer Software Systems and Intellectual Property relating to loan origination and processing systems. The Company valued the Software License, Sale and Distribution Agreement at the par value ($350) of the shares issued. The territory covered by the license is described by the agreement as follows "All affiliated mortgage brokers of the purchaser, real estate sale officers, agents, brokers, and infinity groups, in the U.S.A." The initial term of the agreement is a period of ten years from November 12, 1996.

NOTE 4. GOING CONCERN
The Company has nominal assets and no current operations with which to create operating capital. The Company seeks to raise operating capital with which to seek business opportunities to utilize the technology it has acquired via placements of its common stock. However, there can be No assurance that such offering or negotiations for private capital will be successful. Management plans to raise additional working capital in subsequent private offerings of its common stock. The Company will initially seek to raise up to $5 million in a private placement of it's common stock, and continues to negotiate for private capital. However, there can be no assurance that any such offering or negotiations for private capital will be successful if the Company is unable to regain its position on the NASD Bulletin Board.

NOTE 5. PROPERTY AND EQUIPMENT
The Company capitalizes the purchased and fixtures for major purchases in excess of $300 per item. Capitalized amounts are depreciated over the useful life of the assets using the straight-line method of depreciation. The following is a summary of property and equipment at cost, less accumulated depreciation:
                                      1998            1997        1996

  Furniture and equipment          $ 2,523        $  2,523     $   -0-
  Less accumulated depreciation      ( 895)         (  418)      ( -0-)
  Total                            $ 1,628        $  2,105     $   -0-
                                    ========        =========   ==========
NOTE 6. INCOME TAXES
The Company has adopted the provisions of SFAS No. 109 "Accounting for Income Taxes". SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal Revenue Codes are met. These losses are as follows:

Year of Loss                   Amount             Expiration Date

1996                           $ 798                   2011
1997                          28,813                   2012
1998                          34,453                   2013

NOTE 7. NOTES PAYABLE

Note #1 - To an individual due
on demand with interest at 10%
per annum, dated October 21, 1997              1,000

Note #2 - To an individual due
on demand with interest at 18%
per annum, dated July 1, 1998                  5,000

Note #3 - To an individual due
on demand with interest at 18%
per annum, dated December 11, 1998             4,000
                                             =======
                                             $10,000

NOTE 8.  RELATED PARTY TRANSACTIONS
The Company issued 350,000 shares of its common stock to an officer of the Company to acquire marketing rights (see Note 3).

The Company purchased furniture and fixtures and computer equipment for $2,524 from an officer of the Company.

NOTE 9.  NEW TECHNICAL PRONOUNCEMENTS
In February 1997, SFAS No. 129, "Disclosure of Information about Capital Structure" was issued effective for periods ending after December 15, 1997. The Company has adopted the disclosure provisions of SFAS No. 129, effective with the fiscal year ended December 31, 1997. Adoption of SFAS 129.

In June 1997, SFAS 130, "Reporting Comprehensive Income" was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No.130, with the fiscal year ended December 31, 1998. Adoption of SFAS 130 is not expected to have a material impact on the Company's financial statements.

NOTE 10. SOFTWARE LICENSING PURCHASE AGREEMENT
On June 6, 1998, the Company entered into an Agreement with Mortgage Internet Technologies, (MIT), a New Mexico corporation, to purchase through an exclusive license agreement the Wholesale Network Center portion of the Virtual Lender Software System and Intellectual Property. The agreement grants the Company perpetual usage of the license and technology for the United States of America, Mexico and Canada. The Agreement provides the Company with a ninety-day period from the contract date to pay the entire purchase price of $150,000. The basis of the rights was valued based on the contract licensing agreement. Subsequent to the balance sheet date, the contract was fully paid in June 1999.

In the event the Company sells or licenses the Virtual Lender Wholesale Network Center, MIT will receive a one time license and realty fee of %5 of the purchase price or overall license fee.

NOTE 11. PRIVATE OFFERING OF COMMON STOCK
The Company offers for sale to residents of the States of New York, Florida, Oklahoma, and the District of Columbia, to "accredited investors" in the State of Colorado, and outside the United States to Non-US Residents, up to 100,000 Units ("the Units"), at $2.00 per Unit. Each Unit consists of one share of Common Stock ($.001 Par Value), and four Stock Purchase Warrants. Each Warrant entitles the holder thereof to purchase one share of Common Stock of the Company at a purchase price of $2.00. The original expiration date of the warrants was July 21, 1998, the Board of Directors extended the expiration date ninety days from the original expiration date and provided for an additional extension of ninety days if needed. The Company has the right to call in the Warrants on fifteen days notice, if not exercised by the holder prior to the expiration of the fifteenth day's notice, if not exercised by the Holder prior to the expiration of the fifteen day's notice period, should the Company's Common Stock trade at or above a $2.75 reported closing bid or trade price for not less than ten consecutive trading days. The Offering is made in reliance upon an exemption from registration under the federal and state securities laws pursuant to the Regulation D, Rule 504, of the Securities and Exchange Commission, and is made outside of the United States in reliance upon an exemption from registration under Regulation S of the Securities and Exchange Commission.

NOTE 12.  SUBSEQUENT EVENTS (UNAUDITED)
On April 26, 1999, the Company issued 5,500,000 shares of its common stock in exchange for 100% CVS Technologies, Inc. common stock shares issued and outstanding. CVS incorporated on March 23, 1999 in the state of Delaware.
This combination will be accounted for as a pooling of interest as per APB Opinion No. 16. As of March 31, 1999 (balance sheet date), CVS has no recorded assets and liabilities that will materially change this financial statement.

On May 13, 1999, the Company issued 250,000 shares of its common stock in exchange for 100% of the shares issued and outstanding of AmeriStar Mortgage, Inc. AmeriStar Mortgage, Inc. incorporated March 18, 1999 in the state of Delaware. This combination will be accounted for as a pooling of interest as per APB Opinion No. 16. As of December 31, 1998 and March 31, 1999 (balance sheet date), AmeriStar Mortgage, Inc. has no recorded assets and liabilities that will materially change this financial statement.

Both firms satisfy the criteria set forth by APB No. 16.

ATTRIBUTES:

1. Each of the combining firms were never a subsidiary or division or another firm.

2. Each of the combining firms are independent of one another.

   MANNER OF COMBINING INTEREST:

1. These combinations are accomplished in a single transaction.

2. Common stocks were issued for all assets of the combining firms.

3. The shares issued have rights identical to those of the majority of the issuer's outstanding voting common shares.

4. None of the combining companies changes the equity interest of the voting common stock in contemplation of effecting the combination.

5. Each of the combining companies reacquires shares of voting common stock only for purposes other than business combinations, and no company reacquires more than a normal number of shares between the dates the plan of combination is initiated and consummated.

6. The ratio of the interest of an individual common shareholder to those of other common shareholders remained the same as a result of the exchange of stock to effect the combinations.

7. The voting rights to which the common stock ownership interests in the resulting combined corporation are entitled and exercisable by the stockholders. There are no restrictions exercising those rights for a period.

8. The combination is resolved at the date the plan is consummated and no provisions of the plan relating to the issue of securities or other consideration are pending.

ABSENCE OF PLANNED TRANSACTIONS

1. The combined corporation does not agree directly or indirectly to retire or reacquire all or part of the common stock issued to effect the combination.

2. The combined corporation does not enter into other financial arrangements for the benefit of the former stockholders of a combining company.

3. The combined corporation does not intend or plan to dispose of a significant part of the assets of the combining companies within 2 ** after the combination other than disposals in the ordinary course of business of the formerly separate companies and to eliminate duplicate facilities or excess capacity.



 Item 14. EXHIBITS, FINANCIAL STATEMENTS

 14(a) (1)Report of Independent Certified Public Accountant June 18, 1999 Financial Statements
 Balance Sheets
 Statement of Loss And Accumulated Deficit
 Statements of Cash Flows
 Statement of Stockholder's Equity
 Notes to Consolidated Financial Statements

 14(a)(2)Report of Independent Certified Public Accountant April 28, 1999 Financial Statements
 Balance Sheets
 Statement of Loss And Accumulated Deficit
 Statements of Cash Flows
 Statements of Stockholder's Equity
 Notes to Consolidated Financial Statements

 14(a)(3)Report of Former Independent Certified Public Accountant July 31, 1998

 Financial Statements
 Balance Sheets
 Statement of Loss And Accumulated Deficit
 Statements of Cash Flows
 Statements of Stockholder's Equity
 Notes to Consolidated Financial Statements

 (b) Reports on Form 8-K: Not Applicable
 (c) Exhibits
 Exhibit No.               Description
 -----------               -----------
  3(a)           Certificate of Incorporation AmeriStar Network, Inc.
  3(a)1          Certificate of Incorporation AmeriStar Mortgage, Inc.
  3(a)2          Certificate of Incorporation CVS Technologies, Inc.
  3  (b)         By-laws AmeriStar Network, Inc.
  3(b)1          By-laws AmeriStar Mortgage, Inc.
  3(b)2          By-laws CVS Technologies, Inc.
  4  (a)         Specimen certificate of common stock
  4(a)1          Specimen Certificate of Warrant

  10        Other Documents
        (a) Mortgage Internet Technologies, Inc.
            Intellectual Properties Partial Assignment

        (b) Mortgage Internet Technologies, Inc.
            Wholesale Lending Center License Agreement

        (c) Mortgage Internet Technologies, Inc.
            Maintenance Agreement to License

        (d) Acquisition Agreement CVS Technologies, Inc.
        (e) Acquisition Agreement AMI
        (f) Letter of Intent GMR
        (g) Letter of Intent MIT
        (h) List of Subsidiaries

    16      Letter of Former Independent Accountant dated July 28, 1999

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

     AmeriStar Network, Inc.

 /s/ O. Russell Crandall, Jr.
 By______________________________________________
 O. RUSSELL CRANDALL, JR., President and Director
 Date: October 8, 1999

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ O. Russell Crandall, Jr.
 _____________________________________________
 O. RUSSELL CRANDALL, JR., President/ Director
 Date: October 8, 1999
 /S/ Scott Stratton
 _______________________________________
 SCOTT STRATTON, Vice President/Director
 Date: October 8, 1999
 /s/ James R. Herbert
 ___________________________________________
 JAMES R. HERBERT, Vice President/Director
 /s/ David Tew
 ___________________________________________
 DAVID Tew, Vice President/Director
 Date: October 8, 1999


Exhibit 3.1

ARTICLES OF INCORPORATION

        STATE OF DELAWARE
        SECRETARY OF STATE
        DIVISION OF CORPORATIONS
        FILED 11:30 AM 09/23/1996
        960275091 - 2668582

CERTIFICATE OF INCORPORATION OF AMERISTAR NETWORK, INC.

                                 ARTICLE I

                                   NAME

The name of the Corporation hereby created shall be AmeriStar Network, Inc.

                                ARTICLE II

                                DURATION

The Corporation shall continue in existence perpetually unless sooner dissolved according to law.

                                ARTICLE III

                                 PURPOSES

The purpose for which this Corporation is organized is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware including, without limitation, to engage directly or through a subsidiary or subsidiaries in the business of acquiring, operate and or managing mortgage brokerage business and to develop, research, design, produce, buy, sell, license or otherwise deal in mortgage technology or related devises which are necessary, useful and desirable in connection with said business;

To seek available business opportunities which have potential for profit, acquire, merge with or into, or be acquired by one or more other businesses;

To acquire, sell and otherwise, dispose of, deal in stocks, bonds, mortgages, securities, notes and commercial paper for corporations and individuals;

To engage in any and all other lawful purposes, activities and pursuits, whether similar or dissimilar to the foregoing, and the Corporation shall have all powers allowed or permitted by the laws of the State of Delaware.

                              ARTICLE IV

                            CAPITALIZATION

The Corporation is authorized to issue two classes of shares, designated respectively.
                              ARTICLE V

                           CLASSES OF STOCK

     A statement of the designations and the powers, preferences, and rights, and the rights, and the qualifications, limitations, or restrictions thereof, of the shares of stock which the Corporation shall be authorized to issue, is as follows:

     (a) General Rights. All Stock of the Corporation shall have the rights and preferences as the Board of Directors, in its discretion may determine. Fully paid stock of the Corporation shall not be liable to any call and is non-assessable.

     (b) Dividends. The holders of shares of Common and Preferred Stock shall be entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor.

     (c)Voting. Except as otherwise expressly provided by law, in all matters as to which the vote or consent of stockholders of the Corporation shall be required or be taken, including, any vote to amend these Articles of Incorporation to increase or decrease the par value, effect a stock split or combination of shares, or alter or change the powers, preferences or special rights of the Common or Preferred Stock, the holders of the Common Stock and the Preferred Stock shall be entitled to vote on all such matter, and the holder of the shares of Common Stock and Preferred Stock shall each have one
(1) vote per share.

      (d) Issuance of Rights and Warrants. The Corporation shall have the power to issue, with or without any connection to the issue, and sale of its Common Stock, Preferred Stock, or other securities, rights, warrants, or options entitling the holders thereof to purchase from the Corporation shares of its Common Stock, Preferred Stock, or other securities, upon which terms and conditions and at such times and for such consideration or price as the Board of Directors, in its discretion may determine. In the absence of fraud, the judgement of the directors as to the consideration for the issuance of such rights, warrants, or options and the sufficiency thereof shall be conclusive.

                              ARTICLE VI

                               BY-LAWS

     In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the By-Laws of the Corporation.

                             ARTICLE VII

                         MEETINGS AND RECORDS

     Meetings of the stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation. Elections of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide.

                             ARTICLE VIII

                        NO PRE-EMPTIVE RIGHTS

     Shareholders of the Corporation shall not have pre-emptive rights to subscribe for or acquire additional shares of the Corporation, whether such shares be hereby or hereafter authorized.

                              ARTICLE IX

                     INDEMNIFICATION OF OFFICERS
                            AND DIRECTORS

     The Corporation shall indemnify any and all persons who may serve or who have served at any time as directors or officers, or who, at the request of the Board of Directors of the Corporation, may serve, or at any time have served as directors or officers of another corporation in which the Corporation at such time owned or may own shares of stock, or which it was or may be creditor, ant eh respective heirs, administrators, successors, and assigns, against any and all expenses, including amounts paid upon judgment, counsel fees, and amounts paid in settlement (before or after suit is commenced), actually or necessarily by such persons in connection with the defense or settlement or any claim, action, suit, or proceeding in which they, or any of them, are made parties, or a party to, or which may be assessed against them or any of them, by reason of being or having been directors or officers of the
Corporation, or such other corporation,   except in relation to matters as to
which any such director or officer of the Corporation, or such other corporation, or former director of officer shall be adjudged in any action, suit or proceeding to be liable for his own negligence of misconduct in the performance of his duties. Such indemnification shall be in addition to any other rights to which those indemnities may be entitled under any law, by-law, agreement, vote of stockholders or otherwise.

                              ARTICLE X

                   OFFICERS AND DIRECTORS CONTRACTS

     No contract or other transaction between this Corporation and any other firm or corporation shall be affected by the fact that a director or officer of this Corporation has an interest in, or is a director or officer of this Corporation or any other corporation. Any officer or director individually or with others, may be a party to, or may have and interest in, any transaction of this Corporation, or any transaction in which this Corporation is a party or has an interest. Each person who is or may become an officer or director of this Corporation is hereby relieved from liability he might otherwise obtain in the event such officer or director contracts with this Corporation for the benefit of himself or any firm or other corporation in which he may have an interest, provided such officer or director acts in good faith.


                              ARTICLE XI

                     REGISTERED OFFICE AND AGENT

     The address of its registered office in the State of Delaware is 1220 North Market Street, Suite 606 City of Wilmington, County of New Castle. The name of its registered agent at such address is Registered Agents, Ltd.

                             ARTICLE XII

                              AMENDMENT

     The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

                             ARTICLE XIII

                              DIRECTORS

     The Corporation shall have not less than One (1) nor more than nine (9) directors as determined, from time to time, by the Board of Directors. The original Board of Directors shall be comprised of three (3) persons. The names and addresses of the persons who are to serve as directors until the first annual meeting of shareholders and until their successors are elected and shall qualify are as follows:

     Name                                         Address

O. Russell Crandall, Jr.                2100 Bengal Blvd. #105
                                        Salt Lake City, Utah 84121

Shirman Milliner                        1604 W. Village Rd. X-3
                                        St. George, Utah 84770

Bryan Richmond                          4141 Highland Drive 307
                                        Salt Lake City, Utah 84124


                             ARTICLE XIII

                             INCORPORATOR

     The name and address of the incorporator for this Corporation is as follows:
             Name                     Address

     O. Russell Crandall, Jr.      2100 Bengal Blvd. #105
                                   Salt Lake City, Utah 84121

     I, THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and
accordingly have hereunto set my hand this       day of
, 1996.

DATED this       day of                         , 1996.



/s/_______________________
   O. Russell Crandall, Jr.

EXHIBIT 3.3

BY-LAWS OF AMERISTAR NETWORK, INC.

                               ARTICLE I - OFFICES

     Section 1. The registered office of the corporation in the State of Delaware shall be at Registered Agents, Ltd. 1220 North Market Street Suite 606, Wilmington, Delaware, 19801.

     Section 2. The Corporation may also have offices at such other places as the Board of Directors may from time to time appoint or the business of the corporation may require.
                                ARTICLE II - SEAL

     Section 1. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware".
                       ARTICLE III - STOCKHOLDERS' MEETINGS

     Section 1. Meetings of the stockholders shall be held at the registered office of the corporation in this state or at such place, either within or without the state, as may be selected from time to tome by the Board of Directors.

      Section 2. ANNUAL MEETINGS: The annual meeting of the stockholders shall be held on the 1st day of May in each year if not a legal holiday, and if a legal holiday, then on the next secular day following at 2:00 o'clock P. M., when they shall elect a Board of Directors and transact such other business as may properly be brought before the meeting. If the annual meeting for election of directors is not held on the date designated therefore, the directors shall cause the meeting to be held as soon thereafter as convenient.

     Section 3. ELECTIONS OF DIRECTORS: Elections of the directors of the corporation be by written ballot.

           Section 4. SPECIAL MEETINGS: Special meetings of the stock-holders may be called at any time by the President, or the Board of Directors, or stockholders entitled to cast at least one-fifth of the votes which all stockholders are entitled to cast at the particular meeting. At any time, upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the Secretary to fix the date of the meeting, to be held not more than sixty days after receipt of the request, and to give due notice thereof. If the Secretary shall neglect or refuse to fix the date of the meeting and give notice thereof, the person or persons calling the meeting may do so.

 Business transacted at all special meetings shall be confined to the objects stated in the call and matters germane thereto, unless all stockholders entitled to vote are present and consent. Written notice of a special meeting of stockholders stating the time and place and object thereof, shall be given to each stockholder entitled to vote thereat at least Ten days before such meeting, unless a greater period of notice is required by statute in a particular case.

Section 5. QUORUM: A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 6. PROXIES: Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with and interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. All proxies shall be filed with the Secretary of the meeting before being voted upon.

Section 7. NOTICE OF MEETINGS: Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 8. CONSENT IN LIEU OF MEETINGS: Any action required to be taken at any annual or special meeting or stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all share entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.
    Section 9. LIST OF STOCKHOLDERS: The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. No share of stock upon which any installment is due and unpaid shall be voted at any meeting. The list shall be open to examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

                        ARTICLE IV - DIRECTORS

     Section 1. The business and affairs of this corporation shall be managed by its Board of Directors, Three in number. The directors need not be residents of this state or stockholders in the corporation. They shall be elected by the stockholders at the annual meeting of stockholders of the corporation, and each director shall be elected for the term of one year, and until his successor shall be elected and shall qualify or until his earlier resignation or removal.

Section 2.  REGULAR MEETINGS:   Regular meetings of the Board shall be held
without notice at the registered office of the corporation, or at such other time and place as shall be determined by the Board.

Section 3.  SPECIAL  MEETINGS:   Special Meetings of the Board may be called by
the President on Ten days notice to each director, either personally or by mail or by telegram; special meetings shall be called by the President or Secretary in like manner and on like notice on the written request of a majority of the directors in office.

Section 4.  QUORUM:   A majority of the total number of directors shall
constitute a quorum for the transaction of business.

Section 5. CONSENT IN LIEU OF MEETING: Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed
with the minutes of proceedings of the Board or committee.   The Board of
Directors may hold its meetings, and have an office or offices, outside of this state.

Section 6.  CONFERENCE TELEPHONE:   One or more directors may participate in a
meeting of the Board, of a committee of the Board or of the stockholders, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other; participation in this manner shall constitute presence in person at such meeting.

Section 7.   COMPENSATION:    Directors as such, shall not receive any stated
salary for their services, but by resolution of the Board, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board PROVIDED, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 8.   REMOVAL:    Any director or the entire Board of Directors may be
removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that when cumulative voting is permitted, if less than the entire Board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors, or, if there be classes of directors, at an election of the class of directors of which he is a part.

                         ARTICLE V - OFFICERS

Section 1. The executive officers of the corporation shall be chosen by the directors and shall be a President, Secretary and Treasurer. The Board of Directors may also choose a Chairman, one or more Vice Presidents and such other officers as it shall deem necessary. Any number of offices may be held by the same person,

Section 2.  SALARIES:   Salaries of all officers and agents of the corporation
shall be fixed by the Board of Directors.

Section 3.   TERM OF OFFICE:   The officers of the corporation shall hold
office for one year and until their successors are chosen and have qualified. Any officer or agent elected or appointed by the Board may be removed by the Board of Directors whenever in its judgment the best interest of the corporation will be served thereby.

Section 4.   PRESIDENT:   The President shall be the chief executive officer of
the corporation; he shall preside at all meetings of the stockholders and directors; he shall have general and active management of the business of the corporation, shall see that all orders and resolutions of the Board are carried into effect, subject, however, to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the President, to any other officer or officers of the corporation. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation. He shall be EX-OFFICIO a member of all committees, and shall have the general power and duties of supervision and management usually vested in the office of President of a corporation.

Section 5.   SECRETARY:   The Secretary shall attend all sessions of the Board
and all meetings of the stockholders and act as clerk thereof, and record all the votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all committees of the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, and under whose supervision he shall be. He shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.
Section 6. TREASURER: The Treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation, and shall keep the moneys of the corporation in a separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the corporation.

                       ARTICLE VI  - VACANCIES

     Section 1. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise, shall be filled by the Board of Directors. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of these By-Laws.

Section 2.  RESIGNATION EFFECTIVE AT FUTURE DATE:   When one or more directors
shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

                   ARTICLE VII - CORPORATE RECORDS

Section 1. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of it's stockholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in this state or at its principal place of business.

          ARTICLE VII  - STOCK CERTIFICATES, DIVIDENDS, ETC.

Section 1. The stock certificates of the corporation shall be numbered and registered in the share ledger and transfer books of the corporation as they are issued. They shall bear the corporate seal and shall be signed by the President and the Secretary.

Section 2.   TRANSFERS: Transfers of shares
shall be made on he books of the corporation upon surrender of the certificates therefor, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent in law.

Section 3. LOST CERTIFICATE: The corporation may issue a new certificate of stock in the place of any certificate theretofore signed by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 4.  RECORD DATE:    In order that the corporation may determine the
stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.

If no record date is fixed:
          (a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholder shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.
          (b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed.
          (c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.
          (d) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting: provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5. DIVIDENDS: The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation, from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation.

Section 6.  RESERVES:   Before payment of any dividend there may be set aside
out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conductive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

                ARTICLE IX - MISCELLANEOUS PROVISIONS

     Section 1.  CHECKS:   All checks or demands for money and notes of the
corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

     Section 2. FISCAL YEAR: The fiscal year shall begin on the first day of January.

     Section 3.  NOTICE:    Whenever written notice is required to be given to
any person, it may be given to such person, either personally or by sending a copy thereof through the mail, or by telegram, charges prepaid, to his address appearing on the books of the corporation, or supplied by him to the corporation for the purpose of notice. If the notice is sent by mail or by telegraph, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of the meeting and, in the case of a special meeting of stockholders, the general nature of the business to be transacted.

      Section 4.  WAIVER OF NOTICE:   Whenever any written notice is required
by statute, or by the Certificate or the By-Laws of this corporation a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of stockholders, neither the business to be transacted at nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

     Section 5.   DISALLOWED COMPENSATION:   Any payment made to an officer or
employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each such amount disallowed. In lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the corporation has been recovered.

     Section 6. RESIGNATIONS: Any director or other officer may resign at any time, such resignation to be in writing and to take effect from the time of its receipt by the corporation, unless some time be fixed in the resignation shall not be required to make it effective.

                     ARTICLE X  - ANNUAL STATEMENT

     Section 1. The President and the Board of Directors shall present at each annual meeting a full and complete statement of the business and affairs of the corporation for the preceding year. Such statement shall be prepared and presented in whatever manner the Board of Directors shall deem advisable and need not be verified by a Certified Public Accountant.

           ARTICLE XI  -  - INDEMNIFICATION AND INSURANCE:

Section 1. (a) RIGHT TO INDEMNIFICATION. Each person who was or is made a party or is threatened to be made a party or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the Corporation of is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee or agent or in any other capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonable incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expense incurred in defending any such proceeding in advance of its final disposition: provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be
indemnified under this Section or otherwise.   The Corporation may, by action
of it Board of Directors, provide indemnification to employee and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

    (b)   RIGHT OF CLAIMANT TO BRING SUIT:
     If a claim under paragraph (a) of this Section is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may be at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and , if successful in whole or in part, the claimant shall be entitled to be paid also the expense of
prosecuting such claim.   It shall be a defense to any such action (other than
an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard or conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard or conduct.

      (c) Notwithstanding any limitation to the contrary contained in sub-paragraphs (a) and (b) of this section, the corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matter referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     (d)    INSURANCE:

     The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

                      ARTICLE XII  - AMENDMENTS
     Section 1. These By-Laws may be amended or repealed by the vote of stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to cast thereon, at any regular or special meeting of the stockholders, duly convened after notice to the stockholders of that purpose.

Exhibit 4.1

<SEQUENCE>4
[DESCRIPTION]SPECIMEN OF COMMON STOCK CERTIFICATE

EXHIBIT
AMERISTAR NETWORK, INC.

[________]NUMBER
SHARES[________]
                      AUTHORIZED COMMON STOCK; 90,000,000 SHARES
                                   PAR VALUE $.001
                    NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
                  INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

COMMON STOCK                                     CUSIP
03071S106

THIS CERTIFIES THAT

Is the RECORD HOLDER OF            SHARES OF AMERISTAR NETWORK, INC. COMMON
STOCK TRANSFERABLE ON THE BOOKS OF THE CORPORATION IN PERSON OR BY DULY AUTHORIZED ATTORNEY UPON SURRENDER OF THIS CERTIFICATE PROPERLY ENDORSED.

THIS CERTIFICATE IS NOT VALID UNTIL COUNTERSIGNED BY THE TRANSFER AGENT AND REGISTERED BY THE REGISTRAR.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated:

[SEAL OF AMERISTAR NETWORK, INC.]

/s / BRYAN RICHARD                  /s/ O. RUSSELL CRANDALL, JR.
     SECRETARY                                 PRESIDENT


        By: ^^Illegible Signature^^
                                        OTC Stock Transfer Inc.
                                        Salt Lake City, UT 84107

This Certificate is not valid unless countersigned by the Transfer Agent.

NOTICE: Signature must be guaranteed by a firm which is a member of a registered national stock exchange, or by a bank (other than a savings bank) , or a trust company.

The following abbreviation, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM  - as tenants in common           UNIF GIFT MIN ACT -
____Custodian____
TEN ENT  - as tenants by the entireties
(Cust)
(Minor)
JT TEN   - as joint tenants with right            under Uniform
Gifts to Minors
           of survivorship and not as             Act
________________________
               tenants in common
 (State)

             Additional abbreviation may also be used though not in above list.

             FOR VALUE RECEIVED, _________hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
    IDENTIFYING NUMBER OF ASSIGNEE
_______________________________________



_________________________________________________________________

(Please print or typewrite name and address including zip code of assignee)
_________________________________________________________________

_________________________________________________________________

_________________________________________________________________

Shares of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint
_________________________________________________________________

Attorney to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises.

Dated,   ---------------------------------

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the Certificate, in every particular, without alteration or enlargement, or any change whatever.

Exhibit 4.2

                     SPECIMEN FORM OF WARRANT CERTIFICATE
Warrant Number
Number of Warrants
                       COMMON STOCK PURCHASE WARRANT
                             AMERISTAR NETWORK, INC.
                            (A Delaware Corporation)
                                                        Cusip No.
030 71 S 114
This certifies that FOR VALUE RECEIVED,

Or registered assigns (the "Holder") is the owner of

Common Stock Purchase Warrants ("Warrants").  Each Warrant entitles the Holder
o purchase at any time prior to the expiration date (as hereinafter defined), subject to the terms and conditions set forth in this certificate and the Information Statement (dated March 14th, 1997), one fully paid and nonassessable share of common stock, $.001 par value, of AmeriStar Network, Inc., a Delaware Corporation (the "Company") at $2.00 through July 21st, 1998. Warrants notexercised by the Expiration Date will expire. Certificates are issuable on thepresentation and surrender of the Warrant Certificate with the Subscription form n the reverse side hereof duly executed at the principal office of the Company or its duly appointed agent, OTC Stock Transfer, Inc., as warrant agent, or its successor (the "Warrant Agent") accompanied by payment in lawful money of the United States of America in cash of by official bank or certified check payable to the Company.

This Warrant Certificate and each Warrant represented hereby re issued to and are subject in all respects to the terms and conditions set forth in the Information Statement (the "Warrant Agreement") dated March 14th, 1997, between the Company and the Warrant Agent. A copy of the Warrant Agreement is on file at the principal office of the Warrant Agent, and a copy will be provided by the company to each holder on request at no charge.

                The company has the right to call in the Warrants on 15 days notice, if not exercised by the holder prior to the expiration of the 15 day notice period, should the Company's Common Stock trade at or above a $2.75 reported closing bid on trade price for at least 10 consecutive trading days.
               The term "Expiration Date" shall mean 4:00 p.m.
(Mountain Standard Time) on July 21st, 1998).

               This Warrant shall not be exercisable and the Company shall not be obligated to deliver any securities pursuant to this Warrant unless a registration statement under the Securities Act of 1933, as amended, and under aplicable state securities laws with respect to such securities is effective or there is an availab le exemption from such federal and state registration requirements. This Warrant shall not be exercisable by a Holder in any state where such exercise would be unlawful.

               This Warrant shall not be valid unless
countersigned by the Warrant Agent. For more information, please refer to the Information Statement dated March 14th, 1997.

               This warrant shall not be valid unless countersigned by the Warrant Agent. For more information, please refer to the Information Statement dated March 14th, 1997.

Dated:

Secretary                                              President

                         Corporate Seal

EXHIBIT 10

<SEQUENCE>
[DESCRIPTION] INTELLECTUAL PROPERTIES PARTIAL ASSIGNMENT

Mortgage Internet Technologies, Inc.
Intellectual Properties Partial Assignment

Mortgage Internet Technologies, Inc., (MIT) a corporation of the State of Nevada (the "Company") hereby grants to AmeriStar Network, Inc.,(AmeriStar) a Delaware corporation, a percentage ownership in the following "intellectual properties" (ILP) of MIT: (1) a 10% equity interest in the Virtual Lendertrademark system. (2) a 20% equity interest in MortgageLocator.com. (3) a 20% interest in LoanPool.com. See below for a detailed explanation of the above concerns. This agreement is subject to the terms and conditions below.

Parties to this Agreement are MIT and AmeriStar. The Intellectual properties and Documentation are collectively referred to hereinafter as the "ILP". This writing constitutes the sole and entire Agreement and arrangement between the Parties and is referred to as the "License agreement".

  1. PAYMENT TERMS. The purchase price for the ILP is a single payment of One
Hundred   thousand dollars   ($100,000.00) and 20% interest in the AmeriStar
Network "WLC" system. This 20% equity   interest in the "WLC"   is outlined in
Addendum "A" to this agreement and due upon signing of this agreement.

  2. DESCRIPTION OF THE INTELLECTUAL PROPERTIES.

  A.   VIRTUAL LENDERTRADEMARK (http://www.Vlender.com)
  REVENUE RIGHTS: 10% of all setup fees & monthly fees earned on the sale and
servicing   of the Virtual Lendertrademark   Kit. Also a 10% equity interest in
any profits related to future sale of and or   licensing of the Virtual
Lendertrademark   system.
  B.   MORTGAGELOCATOR.COM (http://www.mortgagelocator.com)
  REVENUE RIGHTS: 20% of all retail loan transaction fees and banner
advertising fees associated with   mortgagelocator.com. Also a 20% equity
interest in any profits related to future   sale of and or licensing of the
mortgage locator system.

  C.   LOAN POOL referral network (http://www.loanpool.com)
  REVENUE RIGHTS: 20% of all fees related to the loan pool. Also a 20% equity
interest   in any profits related to future   sale of and or licensing of the
loan pool system.

  3. DESCRIPTION OF PURCHASERS RIGHTS & LIMITATIONS: MIT will continue to control, develop, design and regulate all aspects of the ILP and AmeriStar will be subject to limitations imposed upon by MIT. AmeriStar will have the right to participate in additional product research & development and to participate in marketing efforts of the ILP. AmeriStar cannot transfer rights to the ILP without written consent by both MIT and AmeriStar.

4. CONTINUATION OF BUSINESS. AmeriStar agrees that if AmeriStar commits an act of bankruptcy, ceases doing business, or assigns all assets of AmeriStar's business, AmeriStar shall provide MIT with the first right of refusal to purchase the ILP limited rights.

5. LIMITATION OF LIABILITY. In no event shall MIT be liable for any indirect, special, consequential or incidental damages or lost profits, reimbursements or revenues arising out of or related to any failure of the ILP, or delay or other default in the performance of services under this Agreement, or the performance of breach hereof, even if MIT has been advised of the possibility thereof.

6. INDEMNITY. MIT and AmeriStar acknowledge and agree that portions of the ILP are currently not developed; AmeriStar is solely responsible and liable for delivering and maintaining proper records and MIT has no responsibility or liability in respect thereof. AmeriStar releases and discharges and shall indemnify and hold harmless MIT and its representatives from and against any and all claims actions, liabilities, damages, losses, costs and expenses including attorney's fees, costs and expenses made by persons other than AmeriStar for any matter arising out of or relating to the use of the ILP.


Any attempted transfer or assignment of this Agreement, and/or any rights of Customer hereunder without such express prior written approval by both parties shall be wholly void and without force or effect.

9. MISCELLANEOUS. This Agreement between the parties (including attachments hereto) is the sole agreement between the parties relating to the subject matter hereof and supersedes all prior agreements and representations, oral or written. This Agreement may be amended only in writing signed by both parties. The substantive laws of the State of Nevada govern this Agreement.

10. EXECUTION. This agreement constitute the Partial Assignment Agreement. The below-signed parties hereby state that they have read the foregoing Agreement and accept it and agree to be bound by it on the date indicated.

11. AGREEMENT SUMMARY. The following scenario constitutes the end result of this agreement as it relates to intellectual property ownership percentages.

PRODUCT TYPE                            MIT %              AMERISTAR %

WLC (Wholesale LendingNetwork)          20%                   80%


Virtual Lendertrademark                 90%                   10%

Mortgagelocator.com                     80%                   20%

LoanPool.com                            80%                   20%


Dated this 15th day of March, 1999.


Mortgage Internet Technologies, Inc.         AmeriStar Network, Inc.
Date: _________________________              Date:____________________________

_________________________________            __________________________________
David R. Werner / President                  O. Russell Crandall Jr., President








                           EXHIBIT A (WLC)

PAYMENT TERMS FOR THE Intellectual Properties Partial Assignment DATED MARCH 22, 1999 BY AND BETWEEN MORTGAGE INTERNET TECHNOLOGIES, INC. (MIT) AND
AMERISTAR NETWORK, INC. (AMERISTAR)   AmeriStar hereby assigns 20% interest in
the Wholesale Lending Center (WLC) to MIT as outlined below:

  D.   WLC
REVENUE RIGHTS: 20% of all loan transaction fees and other fees associated with the WLC. Also, a 20% equity interest in any profits related to future sale of and or licensing of the WLC system.

This addendum will become effective immediately upon execution of this Agreement.

Dated this 15th day of March 1999.


Mortgage Internet Technologies, Inc.             AmeriStar Network, Inc.
Date: _____________________________              Date:_________________

____________________________
David R. Werner / President                  O. Russell Crandall Jr., President

[DESCRIPTION] LICENSE AGREEMENT

Mortgage Internet Technologies, Inc.
Wholesale Lending Center (WLC)
License Agreement

Mortgage Internet Technologies, Inc., (MIT) a corporation of the State of Nevada (the "Company") hereby grants to AmeriStar Network, Inc.,(AmeriStar) a Delaware corporation, this exclusive license to the following intellectual properties of MIT: (1) a 100% interest in the Wholesale Lender Center computer application (the "WLC") plug-in located within (I) the Virtual Lendertrademark Business Development Center. This licensing agreement is subject to the terms and conditions below.

AmeriStar will maintain participate in continued development of the "WLC" system in accordance with the provisions of Paragraph 9 ("Maintenance Agreement") hereof, under the Terms and Conditions set out below. AmeriStar agrees to pay a fee to MIT for their respective interest in the WLC under the Terms and Conditions below.

Parties to this Agreement are MIT and AmeriStar. The Intellectual properties and Documentation are collectively referred to hereinafter as the "WLC". This writing constitutes the sole and entire Agreement and arrangement between the Parties and is referred to as the "License agreement".

1. PAYMENT TERMS. The license fee for the WLC is a single payment of One Hundred and fifty thousand dollars ($150,000.00). Terms of the payment of the license fee are outlined and attached as exhibit "B" to this agreement.

2. SITE PREPARATION. The hardware, network, operating WLC requirements and related costs are the sole obligation of AmeriStar. MIT shall provide AmeriStar with specifications for all computer equipment required by MIT for using and developing the WLC. MIT will retain an exclusive contract with AmeriStar Network, Inc., to develop and service the technology in accordance with the provisions of Paragraph 9 ("Maintenance Agreement").

3. WLC LICENSE. MIT has developed and will continue to develop and possess all rights to the Virtual Lendertrademark System. MIT grants to AmeriStar an exclusive license to the WLC (See Addendum A for a complete description). The term is perpetual. AmeriStar acknowledges that the BDC and related materials are the property of MIT and are copyrighted works, that they include trade secrets of MIT, and that copyright or proprietary notices shall be retained in their exact form in the BDC. AmeriStar agrees to take reasonable steps to ensure that all persons (Users) having access through it to the WLC will observe AmeriStar's obligations relating to the BDC.

4. DESCRIPTION OF THE WLC. The WLC is an area that is built into the Virtual Lender trademark Business Development Center. By entering the business development center, the loan originator may choose the "Wholesale Network" button to access a list of participating wholesale lending institutions.

Upon selecting a button, the loan originator will see the WLC options on the screen. The Loan originator currently has the following options:


5. CONTINUATION OF BUSINESS. AmeriStar agrees that if AmeriStar commits an act of bankruptcy, ceases doing business, or assigns all assets of AmeriStar's business, AmeriStar shall provide MIT with the first right of refusal to purchase the WLC license and Documentation. In the event AmeriStar sells or licenses the WLC, MIT will receive a one time license and Royalty fee of 5% of the total purchase price paid for the license fee.

6. LIMITATION OF LIABILITY. In no event shall MIT be liable for any indirect, special, consequential or incidental damages or lost profits, reimbursements or revenues arising out of or related to any failure of the WLC, or delay or other default in the performance of services under this Agreement, or the performance of breach hereof, even if MIT has been advised of the possibility thereof. AmeriStar shall be solely responsible for the selection, use, efficiency and suitability of the WLC and its usage, and MIT shall have no liability in respect thereof.

7. INDEMNITY. MIT and AmeriStar acknowledge and agree that the WLC is currently not developed; AmeriStar is solely responsible and liable for delivering and maintaining proper records and MIT has no responsibility or liability in respect thereof. AmeriStar releases and discharges and shall indemnify and hold harmless MIT and its representatives from and against any and all claims actions, liabilities, damages, losses, costs and expenses including attorney's fees, costs and expenses made by persons other than AmeriStar for any matter arising out of or relating to AmeriStar's provision of wholesale Lending services and use of the WLC. MIT shall indemnify and hold harmless AmeriStar and its representatives from and against any and all claims actions, liabilities, damages, losses, costs and expenses including attorney's fees, costs and expenses made by persons for any matter relating to the use, possession, or licensing of the WLC arising out of or relating to MIT's infringement or unauthorized distribution, licensing or development of the WLC.

8. CUSTOMER'S REMEDIES. Except as provided in Paragraph 6, AmeriStar's remedy in respect to this Agreement, regardless of the form of action, whether in contract or tort, is limited to replacement or repair of the WLC, at the discretion of MIT. Except as provided in Paragraph 6, in no event shall MIT's liability hereunder exceed the price of the WLC to AmeriStar and or any license fees paid.

9. MAINTENANCE AGREEMENT. The Maintenance Agreement between MIT and AmeriStar embodies the following terms and conditions:

MIT will have available   Technical Resource Staff responsible for hardware
installation and maintenance, operating WLC and network installation, workstation configuration, and modem support according to the terms of the Maintenance agreement.

12. MISCELLANEOUS. This Agreement between the parties (including attachments hereto) is the sole agreement between the parties relating to the subject matter hereof and supersedes all prior agreements and representations, oral or written. This Agreement may be amended only in writing signed by both parties. The substantive laws of the State of Nevada govern this Agreement.

13. EXECUTION. This agreement along with addendum "A" and exhibit "B" constitute the Licensing Agreement. The below-signed parties hereby state that they have read the foregoing Agreement and accept it and agree to be bound by it on the date indicated.

Mortgage Internet Technologies, Inc.          AmeriStar Network, Inc.
Date: _________________________               Date:___________________

_________________________________            _________________________________
David R. Werner, President                  O. Russell Crandall Jr., President

                           EXHIBIT A (WLC)

PAYMENT TERMS FOR THE LICENSE AGREEMENT DATED MARCH 11, 1999 BY AND BETWEEN MORTGAGE INTERNET TECHNOLOGIES, INC. (MIT) AND AMERISTAR NETWORK, INC. (AMERISTAR)

The license fee for the WLC is a single payment of One Hundred and fifty thousand dollars ($150,000.00). Payable under the following terms below.

AmeriStar has already paid MIT $31,000.00 towards the purchase of this license agreement. MIT agrees to carry the balance due to MIT of $119,000 under the following payment terms.

  5) Any prior payments made to MIT will be credited to the total pro-rata percentage of ownership and rights of this license agreement. As such, at the time of execution of this agreement, AmeriStar has paid $31,000.00 to MIT towards the purchase of this license as a result of this payment, AmeriStar currently owns 20.66 percent of the 100% interest in this WLC license agreement and are entitled to that pro-rata percentage of profits and all rights associated with this license agreement.

  6) The balance of the payment due to MIT is $119,000.00. The terms of this balance will be paid as follows and all payments will be credited pro-rata to the license. All prior and future payments will be credited to this agreement and are hereby equity interest in this agreement.

       a) AmeriStar agrees to pay MIT no less than 50% of all moneys raised through their existing fund raising efforts until the remaining balance due on this agreement is paid in full.

       b) AmeriStar will make available to MIT any financials regarding such fund raising efforts from time to time to assure MIT of their intent to fulfill their financial obligation to MIT.

       c) If the total balance is not paid in full, whatever percentage has been paid will be credited pro-rata to the balance due to MIT and deemed AmeriStar's share of this license agreement and will be subject to limitations of rights as such shared interest with MIT this addendum will become effective immediately upon execution of the License Agreement.

Dated this 11th day of March 1999.


Mortgage Internet Technologies, Inc.           AmeriStar Network, Inc.
Date: _________________________                Date:_________________

____________________________
David R. Werner / President                  O. Russell Crandall Jr., President

[DESCRIPTION] Maintenance Agreement to the AmeriStar License Agreement

MAINTENANCE AGREEMENT TO THE AMERISTAR LICENSE AGREEMENT
FOR DEVELOPMENT AND ONGOING MAINTENANCE OF THE WLC, VIRTUAL
LENDER, MORTGAGE
LOCATOR, LOAN
POOL.

This maintenance agreement is between AmeriStar Network, Inc. (AmeriStar) and Mortgage Internet Technologies, Inc. (MIT) It's purpose is to outline the services MIT will provide to AmeriStar for the purpose of developing the WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL software that AmeriStar has purchased exclusive percentage rights to in two prior agreements dated March 11, 1999 and April 5th, 1999. MIT will have an exclusive right to provide these services to AmeriStar for the duration of this agreement.

The annual fee for this Maintenance Agreement is $1,500,000.00 (One Million five hundred thousand dollars) This maintenance agreement includes all phases of development costs related to the scope of the WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL and includes ongoing servicing costs in addition to technical support, hardware support, development support and marketing support. These fees may be adjusted through mutual agreement by both parties.

The annual fee for these services have been determined according to the extent of development and servicing required by AmeriStar and MIT to operate the WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL. MIT will require 1/4 of the maintenance agreement fees upon execution of this agreement and the remaining balance will be paid monthly to MIT prorated over a 12-month period. All invoices shall be due and payable in full thirty (30) days from the date such invoice is received by AmeriStar.

The Maintenance Agreement is effective for the term of this license agreement, MIT will appoint a WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL Administrator responsible for WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL configuration. Russ Crandall will act as Liaison to MIT; The WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL Administrator and/or Liaison will be available to AmeriStar and/or AmeriStar's support organization to assist in diagnosing operator errors and perform general WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL maintenance. MIT will have available Technical Resource Staff responsible for hardware installation and maintenance, operating WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL and network installation, workstation configuration, and modem support according to the terms of the Maintenance agreement.

MIT will make a good faith effort to respond within twenty-four (24) hours to the WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL support needs of AmeriStar via phone, Internet, email or modem.

MIT will attempt in good faith to correct all WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL errors, provided that AmeriStar and MIT can reproduce the error. Errors shall mean any substantial deviation in how the WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL functions when compared to the Documentation.

This Maintenance agreement is a constituent part of this WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL License, and is otherwise subject to the terms and conditions hereof.

This agreement will adjust annually as the development and the WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL system matures. 60 days prior to the annual renewal date, AmeriStar and MIT will meet to determine the annual project needs at which time, a new annual budget will be established and agreed upon by both parties, at which time, this agreement may renew for an additional 12 months for a total of no less than 24 month (2 years).

AmeriStar is solely responsible and liable for delivering and maintaining proper records and MIT has no responsibility or liability in respect thereof. AmeriStar releases and discharges and shall indemnify and hold harmless MIT and its representatives from and against any and all claims actions, liabilities, damages, losses, costs and expenses including attorney's fees, costs and expenses made by persons other than AmeriStar for any matter arising out of or relating to AmeriStar's provision of wholesale Lending services and use of the WLC, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL, VIRTUAL LENDER, MORTGAGE LOCATOR, LOAN POOL.

The parties herin acknowledge their full and complete understanding and agreement of the terms and conditions contained herein and represent that they have the authority to execute this agreement making the terms and conditions binding as set forth.

Dated this ________ day of ______ 1999.

Mortgage Internet Technologies, Inc.            AmeriStar Network, Inc.
By: ___________________________              By:________________________

Title: _________________________             Title: